As confidentially submitted to the U.S. Securities and Exchange Commission on March 13, 2015
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

__________________________________

Jensyn Acquisition Corp.

__________________________________

Delaware	6770	47-2150172

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 West Main Street, Suite 204
Freehold, NJ 07728
(888) 536-7965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Raymond, President and Chief Executive Officer
Jensyn Acquisition Corp.
800 West Main Street, Suite 204
Freehold, NJ 07728
(888) 536-7965

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:

Philip D. Forlenza, Esq. Giordano, Halleran & Ciesla, P.C. 125 Half Mile Road, Suite 300 Red Bank, New Jersey 07701 (732) 741-3900 (732) 224-6599 — Facsimile	Mitchell S. Nussbaum, Esq. Giovanni Caruso, Esq. Loeb & Loeb LLP 35 Park Avenue New York, New York 10154 (212) 407-4000 (212) 407-4990 — Facsimile

__________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Class of Security being registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee

Units, each consisting of one share of Common Stock, $0.0001 par value, one Right entitling the holder to receive one-tenth (1/10) of a share of Common Stock and one Warrant		$57,500,000	$6,681.50
Shares of Common Stock, $0.0001 par value, included as part of the Units		—	—	(3)
Rights included as part of the Units		—	—	(3)
Warrants included as part of the Units		—	—	(3)
Shares of Common Stock, $0.0001 par value, underlying Rights included as part of the Units		$5,750,000	$668.15
Representative’s Unit Purchase Option	$		—	(3)
Units underlying the Representative’s Unit Purchase Option (“Representative’s Units”)	$		$—	(3)
Shares of Common Stock, $0.0001 par value, included as part of the Representative’s Units			—	(3)
Warrants included as part of the Representative’s Units		—	—	(3)
Shares of Common Stock, $0.0001 par value underlying Warrants included as part of the Representative’s Units		$3,306,250	$384.19
Shares of Common Stock, 0.0001 par value, underlying Rights included as part of Representative’s Units		—	—	(3)
Total		$66,556,250	$7,733.84

________________

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)   Includes Units and shares of Common Stock, Warrants and Rights underlying such Units which may be issued on exercise of a 45-day option granted to the Underwriters to cover over-allotments, if any.

(3)   No fee pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 13, 2015

$50,000,000

Jensyn Acquisition Corp.

5,000,000 Units

Jensyn Acquisition Corp. is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Our efforts to identify a target business will not be limited to a particular industry or geographic region, although we intend to focus our efforts on seeking a business combination with a company or companies operating in the information technology consulting industry.

This is an initial public offering of our securities. Each unit that we are offering has a price of $10.00 and consists of one share of common stock, one right to receive one-tenth (1/10) of a share of common stock automatically on the consummation of an initial business combination and one warrant. Each warrant entitles the holder thereof to purchase one-half of one share of our common stock. We will not issue fractional shares. As a result, you must exercise warrants in multiples of two warrants, at a price of $11.50 per full share of common stock, subject to adjustment as described in this prospectus, to validly exercise your warrants. The warrants will become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of this offering, and will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation, as described in this prospectus. We refer to the rights included in the units as “rights” or the “public rights” and we refer to the warrants included in the units as “warrants” or the “public warrants.” If we are unable to consummate a business combination within 18 months from the closing of this offering, or 24 months from the closing of this offering if we have entered into a letter of intent or definitive agreement with a target business for a business combination within 18 months from the closing of this offering and such business combination has not yet been consummated within such 18-month period, we will redeem 100% of the public shares using the funds in the trust account described below. In such event, the public rights and public warrants will expire and be worthless. We have also granted Chardan Capital Markets, LLC, the representative of the underwriters, a 45-day option to purchase up to 750,000 units (over and above the 5,000,000 Units referred to above) solely to cover over-allotments, if any.

Our insiders (and/or their designees) have committed to purchase from us an aggregate of 180,000 units, or “private units,” at $10.00 per unit, and 732,000 warrants, or “$15 Exercise Price Sponsor Warrants” at $0.50 per warrant (for a total purchase price of $2,166,000). These purchases will take place on a private placement basis simultaneously with the consummation of this offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they or their designee will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 22,500 private units) that is necessary to maintain in the trust account described below an amount equal to $10.00 per share of common stock sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. All of the proceeds we receive from these purchases will be placed in the trust account.

There is presently no public market for our units, shares of common stock, warrants or rights. We have applied to have our units listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “JSYNU” on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. Once the securities comprising the units begin separate trading as described in this prospectus, the common stock, warrants and rights will be traded on Nasdaq under the symbols “JSYN,” “JSYNW” and “JSYNR,” respectively. We cannot assure you that our securities will continue to be listed on Nasdaq after this offering.

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and therefore will be subject to reduced reporting requirements.

Investing in our securities involves a high degree of risk. See “Risks Factors” beginning on page 19 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)		Proceeds, Before Expenses, to us
Per Unit	$10.00	$0.50	(2)	$9.50
Total	$50,000,000	$2,500,000	(2)	$47,500,000

________________

(1)   Please see the section titled “Underwriting” for further information relating to the underwriting arrangements agreed to between us and the underwriters.

(2)   Includes $1,000,000, or $0.20 per unit, equal to 2.0% of the gross proceeds of this offering (or $1,150,000 if the underwriters’ over-allotment option is exercised in full) payable to the underwriters for deferred underwriting discounts and commissions from the funds to be placed in the trust account described below. Such funds will be released to the underwriters only upon consummation of an initial business combination, as described in this prospectus. If the business combination is not consummated, such deferred discount will be forfeited by the underwriters. The underwriters will not be entitled to any interest accrued on the deferred underwriting discount.

Upon consummation of the offering, $10.00 per unit sold to the public in this offering (whether or not the underwriters’ over-allotment option has been exercised in full or part) will be deposited into a United States-based trust account at [JP Morgan Chase Bank, N.A.,] maintained by [Continental Stock Transfer & Trust Company], acting as trustee. Such amount includes $1,000,000, or $0.20 per unit, (or $1,150,000 if the underwriters’ over-allotment option is exercised in full) payable to the underwriters for deferred underwriting discounts and commissions. Except as described in this prospectus, these funds will not be released until the earlier of the completion of our initial business combination and our redemption of the shares of common stock sold in this offering upon our failure to consummate a business combination within the required period.

The underwriters are offering the units on a firm commitment basis. Chardan Capital Markets, LLC, acting as the representative of the underwriters, expects to deliver the units to purchasers on or about    , 2015.

__________________________________

Sole Book-Running Manager

Chardan Capital Markets, LLC

__________, 2015

i

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Unless otherwise stated in this prospectus, references to:

•      “we,” “us” or “our company” refer to Jensyn Acquisition Corp.;

•      “insider shares” refer to the 1,437,500 shares of common stock held or controlled by our insiders (as defined below) prior to this offering, which include up to an aggregate of 187,500 shares of common stock subject to forfeiture by our insiders to the extent that the underwriters’ over-allotment option is not exercised in full or in part;

•      “private units” refer to the 180,000 units (or 202,500 units if the over-allotment option is exercised in full) we are selling privately to our insiders (and/or their designees) upon consummation of this offering and references to “private shares,” “private warrants” and “private rights” refers to the shares of common stock, warrants and rights, respectively, included within the private units;

•       Our “$15 Exercise Price Sponsor Warrants” refer to the warrants we are selling privately to our insiders or their designees upon consummation of this offering;

•      our “management” or our “management team” refer to our officers and directors;

•      our “public shares” refer to shares of common stock which are being sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market) and references to “public stockholders” refer to the holders of our public shares, including our insiders to the extent our insiders purchase public shares, provided that their status as “public stockholders” shall exist only with respect to such public shares;

•      our “rights” or “public rights” refer to the rights which are being sold as part of the units in this offering; and

•      our “warrants” or “public warrants” refer to the warrants which are being sold as part of the units in this offering;

•      our “insiders” refer to our officers, directors, and any other holder of our insider shares.

Except as specifically provided otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

We are responsible for the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we take no responsibility for any other information others may give to you. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

General

We are a blank check company formed under the laws of the State of Delaware on October 8, 2014. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, which we refer to throughout this prospectus as our initial business combination, with one or more businesses or entities, which we refer to throughout this prospectus as a target business. To date, our efforts have been limited to organizational activities as well as activities related to this offering. Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although we intend to focus our search on target businesses operating in the information technology consulting industry. We have not selected any target business for our initial business combination and we have not (nor has anyone on our behalf), directly or indirectly, engaged in any substantive discussions with a target business with respect to a business combination transaction with us.

Our executive officers and directors have extensive experience in the information technology consulting industry and the staffing industry as managers, principals, advisors or directors of companies operating in the information technology consulting industry. They also have extensive experience in identifying, negotiating with and conducting due diligence on companies targeted for acquisition and consummating acquisitions in the information technology consulting industry and the staffing industry. Prior to the consummation of our initial business combination, we intend to leverage the industry experience of our executive officers, including their extensive contacts, relationships and access to acquisition opportunities, by focusing our efforts on identifying a prospective target business or businesses operating in the information technology consulting industry, although we will not be limited to the information technology consulting industry and may consider opportunities in the staffing industry and other industries.

We may also seek guidance and advice from special advisors to us, Peter Underwood and Joseph Raymond. We have no formal arrangement or agreement with these advisors to provide services to us and they have no obligation (fiduciary or otherwise) to present business opportunities to us. These special advisors will provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so. Nevertheless, we believe that with their respective business backgrounds and extensive contacts, these special advisors will be helpful to our search for a target business and our consummation of a business combination.

Subsequent to the consummation of our initial business combination, we believe that the strengths of our management team, particularly their extensive operations experience in the information technology consulting industry, will be valuable to any business in the information technology consulting industry with which we consummate our initial business combination, although the specific roles, if any, they may have following our initial business combination cannot be determined at this time.

We will have until 18 months from the closing of this offering (or 24 months from the closing of this offering if we have executed a letter of intent or definitive agreement for an initial business combination within 18 months from the closing of this offering but have not completed the initial business combination within such 18-month period) to consummate our initial business combination. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or necessary to pay our taxes, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. In the event of our dissolution and liquidation, the public warrants and public rights will expire and will be worthless.

We will either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to the limitations described herein. The decision as to whether we will seek stockholder approval of our proposed business combination or allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. Unlike other blank check companies which require stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and related conversions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, we will have the flexibility to avoid such stockholder vote and allow our stockholders to sell their shares pursuant to the tender offer rules of the Securities and Exchange Commission, or SEC. In that case, we will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules.

The initial per public share redemption or conversion price will be $10.00 per share regardless of whether the over-allotment option is exercised. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. Notwithstanding the foregoing, an increase in the size of the offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or the Securities Act, could result in the per-share conversion or liquidation price decreasing by as much as $0.05. Alternatively, our insiders may purchase from us at a price of $10.00 per unit the number of private units that is necessary to maintain in the trust account an amount equal to $10.00 per share sold to the public in this offering.

Pursuant to the rules of the Nasdaq Stock Market, our initial business combination must occur with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination. If our board is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm with respect to the satisfaction of such criteria.

We anticipate structuring our initial business combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise owns or acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test.

As more fully discussed in “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. All of our officers, directors and director nominees currently have certain relevant pre-existing fiduciary duties or contractual obligations.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Private Placements

In October 2014, our insiders purchased an aggregate of 1,150,000 shares of our common stock and in February 2015, Jensyn Capital, LLC, an entity controlled by our insiders, purchased 287,500 shares of our common stock, which we collectively refer to throughout this prospectus as the “insider shares,” for an aggregate purchase price of approximately $25,000, or approximately $.02 per share. The 1,437,500 insider shares held or controlled by our insiders include an aggregate of up to 187,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that our insiders will collectively own or control 20.0% of our issued and outstanding shares after this offering (excluding the sale of the private units and assuming our insiders do not purchase units in this offering). None of our insiders has indicated to us any intention to purchase units in this offering.

The insider shares are identical to the shares of common stock included in the units being sold in this offering. However, our insiders have agreed (A) to vote their insider shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable), unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or to pay our franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the insider shares) into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the insider shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. Additionally, our insiders have agreed not to transfer, assign or sell any of the insider shares (except to certain permitted transferees as described below) until, with respect to 50% of the insider shares, the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and, with respect to the remaining 50% of the insider shares, six months after the date of the consummation of our initial business combination, or earlier in each case if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

On the date of this prospectus, the insider shares will be placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the insider shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The limited exceptions referred to above include (1) transfers among the insiders, to our officers, directors, advisors and employees, (2) transfers to an insider’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to us for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the insider shares.

In addition, our insiders (and/or their designees) have committed to purchase an aggregate of 180,000 private units at a price of $10.00 per unit and 732,000 $15 Exercise Price Sponsor Warrants at a price of $0.50 per warrant ($2,166,000 in the aggregate) in a private placement that will occur simultaneously with the closing of this offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 22,500 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share of common stock sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. It is anticipated that the private units and $15 Exercise Price Sponsor Warrants will be purchased by Jensyn Capital, LLC, an entity controlled by our insiders. The proceeds from the private placement of the private units will be added to the proceeds of this offering and placed in the trust account.

The private units are identical to the units sold in this offering. However, the holders have agreed (A) to vote their private shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable), unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or to pay our franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the private shares) into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination (or sell any shares they hold to us in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of our certificate of incorporation relating to the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the private shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. Additionally, our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

The $15 Exercise Price Sponsor Warrants entitle the holder thereof to purchase one full share of our common stock at an exercise price of $15.00 per share. The $15 Exercise Price Sponsor Warrants will become exercisable on the same timing and with the same provisions as the public warrants and private warrants. However, the $15 Exercise Price Sponsor Warrants will not be exercisable on a “cashless basis” and they will expire seven years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. Additionally, our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the $15 Exercise Price Sponsor Warrants or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

We have also agreed to sell to Chardan Capital Markets, LLC (and/or its designees), for $100, an option to purchase up to a total of 500,000 units exercisable at $12.00 per unit (or an aggregate exercise price of $6,000,000) commencing on the later of the consummation of a business combination and six months from the date of this prospectus. Since the option is not exercisable until at the earliest the consummation of a business combination, and the rights included in the units will automatically entitle the holder to receive shares of common stock upon consummation of a business combination, the option will effectively represent the right to purchase 550,000 shares of common stock (which includes the 50,000 shares of common stock which will be issued for the rights included in the units) for $6,000,000 and 500,000 warrants to purchase 250,000 shares at $11.50 per full share.

Our executive offices are located at 800 West Main Street, Freehold, New Jersey 07728 and our telephone number is (732) 303-6329.

The Offering

In making your decision on whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors” beginning on page 19 of this prospectus.

Securities offered

5,000,000 Units, at $10.00 per unit, each unit consisting of one share of common stock, one warrant entitling the holder thereof to purchase one-half of one share of our common stock at a price of $11.50 per full share, subject to adjustment as described in this prospectus, and one right, each right entitling the holder to automatically receive one-tenth ( 1/10) of a share of common stock upon consummation of our initial business combination.

This is different from other offerings similar to ours whose units include one share of common stock and one warrant to purchase one share of common stock. Our management believes that investors in similarly structured blank check offerings, and those likely to invest in this offering, have come to expect the units of such companies to include one share of common stock and one or more other securities which would allow the holders to acquire additional shares of common stock. Without the ability to acquire such additional shares of common stock, our management believes that investors would not be willing to purchase units in such companies’ initial public offerings. In this offering, by offering rights as part of the units that automatically entitle the holder to receive only one-tenth of a share of common stock and warrants that entitle the holder to purchase one-half of one share of common stock, as opposed to warrants included in units of similarly structured blank check offerings that most often entitle the holder to receive a full share of common stock, our management believes we have reduced the number of shares of common stock that we would be obligated to issue after the offering. This unit structure may cause our units to be worth less than if they included a warrant to purchase one full share of common stock. Furthermore, no fractional shares will be issued upon exercise of the warrants. Accordingly, unless you acquire at least two warrants, you will not be able to receive a share of common stock upon exercise of your warrants.

Proposed Nasdaq symbols

We anticipate the units, and the shares of common stock, warrants and rights once they begin separate trading, will be listed on Nasdaq under the symbols “JSYNU,” “JSYN,” “JSYNW” and “JSYNR,” respectively.

Trading commencement and separate trading of common stock, warrants and rights

The units will begin trading on or promptly after the date of this prospectus. Each of the common stock, warrants and rights may trade separately on the 90th day after the date of this prospectus unless Chardan Capital Markets, LLC determines that an earlier date is acceptable (based upon, among other things, its assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular). In no event will Chardan Capital Markets, LLC allow separate trading of the common stock, warrants and rights until we file an audited balance sheet reflecting our receipt of the gross proceeds at the closing of this offering. Once the shares of common stock, warrants and rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component pieces. Holders will need to have their brokers contact our transfer agent in order to separate the units into shares of common stock, warrants and rights. We will file a Current Report on Form 8-K with the U.S. Securities and Exchange Commission, or the SEC, including an audited balance sheet, promptly following the closing of this offering, which is anticipated to take place three business days from the date the units commence trading. The audited balance sheet will reflect our receipt of the proceeds from the exercise of the over-allotment option if the over-allotment option is exercised on the date of this prospectus. If the over-allotment option is exercised after the date of this prospectus, we will file an amendment to the Form 8-K or a new Form 8-K to provide updated financial information to reflect the exercise of the over-allotment option. We will also include in the Form 8-K, or amendment thereto, or in a subsequent Form 8-K, information indicating if Chardan Capital Markets, LLC has allowed separate trading of the common stock, warrants and rights prior to the 90th day after the date of this prospectus.

Units:

Number outstanding before this offering	0

Number outstanding after this offering and sale of private units	5,180,000(1)

Shares of common stock:

Number outstanding before this offering	1,437,500 shares(2)

Number to be outstanding after this offering and sale of private units	6,430,000 shares(3)

Warrants included as part of units:

Number of private warrants to be sold as part of the private units in a private placement simultaneously with this offering	180,000 warrants

Number to be outstanding after this offering and sale of private units	5,180,000 warrants(4)

Exercisability

Each public warrant and private warrant is exercisable to purchase one-half of one share of our common stock. Because the warrants may only be exercised for whole numbers of shares, only an even number of warrants may be exercised at any given time.

Exercise Price of public warrants and private warrants	$11.50 per whole share, subject to adjustments as described herein.

______________

1     Assumes the over-allotment option has not been exercised.

2     This number includes an aggregate of up to 187,500 insider shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters in full.

3     Assumes the over-allotment option has not been exercised and an aggregate of 187,500 insider shares have been forfeited.

4     Assumes the over-allotment option has not been exercised.

Exercise Period

The warrants will become exercisable on the later of:

•      30 days after the completion of our initial business combination, and

•      12 months from the closing of this offering;

provided in each case that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their public warrants or private warrants on a cashless basis under the circumstances specified in the warrant agreement).

We are not registering the shares of common stock issuable upon exercise of the warrants at this time. However, we have agreed to use our best efforts to file and have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed, and to register the shares of common stock that are issuable upon exercise of the public warrants and private warrants under state blue sky laws, to the extent an exemption is not available. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants and private warrants has not been declared effective by the 60th business day following the closing of our initial business combination and during any period when we shall have failed to maintain an effective registration statement, public warrant and private warrant holders may, until such time as there is an effective registration statement, exercise the public warrants and private warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

The public and private warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of warrants

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private warrants and $15 Exercise Price Sponsor Warrants):

•      in whole or in part

•      at a price of $0.01 per warrant;

•      upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•      if, and only if, the last sale price of our common stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Please see the section entitled “Description of Securities — Warrants — Public Stockholders’ Warrants” for additional information.

None of the private warrants will be redeemable by us so long as they are held by the initial purchasers of the private warrants or any of their permitted transferees.

Rights:

Number outstanding before this offering	0 rights.

Number to be outstanding after this offering and sale of private units	5,180,000 rights(5)

Terms of the Rights

Each holder of a right will automatically receive one-tenth ( 1/10) of a share of common stock upon consummation of our initial business combination. We will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded up to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. If we are unable to complete an initial business combination within the required time period and we redeem the public shares for the funds held in the trust account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

$15 Exercise Price Sponsor Warrants

Number of $15 Exercise Price Sponsor Warrants to be sold in a private placement simultaneously with this offering	732,000 warrants(5)

Number of warrants to be outstanding after this offering and sale of private placement units and $15 Exercise Price Sponsor Warrants	5,912,000 warrants

Exercisability	Each $15 Exercise Price Sponsor Warrant is exercisable to purchase one full share of our common stock.

Exercise Price of $15 Exercise Price Sponsor Warrants	$15.00 per share, subject to adjustments as described herein.

______________

5     Assumes the over-allotment option has not been exercised.

Exercise Period

The $15 Exercise Price Sponsor Warrants are identical to the private warrants with respect to the exercise period, except that holders of the $15 Exercise Price Sponsor Warrants who exercise their warrants will not be entitled to do so on a “cashless basis” and the $15 Exercise Price Sponsor Warrants will expire seven years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation, rather than five years after completion of our initial business combination.

Redemption of $15 Exercise Price Sponsor Warrants	The redemption of the $15 Exercise Price Sponsor Warrants are identical to those of the private warrants

Transfer restrictions on private units and $15 Exercise Price Sponsor Warrants

Our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the private units, $15 Exercise Price Sponsor Warrants or underlying securities of the private units (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

Offering proceeds to be held in the trust account

$48,500,000 of the net proceeds of this offering (or $55,775,000 if the over-allotment option is exercised in full), plus $1,500,000 (or $1,725,000 if the over-allotment option is exercised in full) of the aggregate amount we will receive from the sale of the private units and $15 Exercise Price Sponsor Warrants, for an aggregate of $50,000,000 (or $57,500,000 if the over-allotment option is exercised in full) or $10.00 per unit sold to the public in this offering, will be placed in a trust account in the United States at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee pursuant to an agreement to be signed on the date of this prospectus. These proceeds include approximately $1,000,000 (or approximately $1,150,000 if the underwriters’ over-allotment option is exercised in full) in deferred underwriting commissions which will be paid to the underwriters upon the closing of a business combination. The remainder of the net proceeds of this offering will not be held in the trust account.

Except as set forth below, the proceeds held in the trust account will not be released until the earlier of: (1) the completion of our initial business combination within the required time period and (2) our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period. Therefore, unless and until our initial business combination is consummated, the proceeds held in the trust account will not be available for our use for any expenses related to this offering or expenses which we may incur related to the investigation and selection of a target business and the negotiation of an agreement in connection with our initial business combination.

Notwithstanding the foregoing, there can be released to us from the trust account (1) any interest earned on the funds in the trust account that we need to pay our income or other tax obligations and (2) any remaining interest earned on the funds in the trust account that we need for our working capital requirements. With these exceptions, expenses incurred by us may be paid prior to a business combination only from the net proceeds of this offering not held in the trust account of approximately $350,000; provided, however, that in order to meet our working capital needs following the consummation of this offering, if the proceeds of the outstanding loans and advances from our stockholders and a related party of $116,000, together with the funds not held in the trust account and interest earned on the funds held in the trust account available to us are insufficient, our insiders, officers and directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $200,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 22,000 shares of common stock if $200,000 of notes were so converted since the 20,000 rights included in the private units would result in the issuance of 2,0000 shares of common stock upon the closing of our business combination, as well as 20,000 warrants to purchase 10,000 shares). Our stockholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. If we do not complete a business combination, the $116,000 of loans and advances from our insiders and a related party, and any other outstanding loans from our insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside our trust account, if any.

Insider Shares

In October 2014 and February 2015, our insiders and Jensyn Capital, LLC, an entity controlled by our insiders, purchased an aggregate of 1,437,500 insider shares for an aggregate purchase price of approximately $25,000, or approximately $0.02 per share. The number of insider shares issued to our insiders and Jensyn Capital, LLC was determined based on the expectation that such insider shares would represent 25% of the shares sold in this offering. Prior to the initial investment in the company of $25,000 by the insiders, the company had no assets, tangible or intangible. The purchase price of the insider shares was determined by dividing the amount of cash contributed to the company by the number of insider shares issued. If we increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, we will effect a stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of the offering in such amount as to maintain the ownership of our stockholders prior to this offering at 25% of the number of shares sold in this offering. Our insiders will collectively beneficially own approximately 22.2% of our issued and outstanding shares after this offering (assuming they do not purchase any units in this offering and the underwriters do not exercise all or a portion of the over-allotment option). Up to 187,500 insider shares will be subject to forfeiture by our insiders and their designees (and/or their permitted transferees) depending on the extent to which the underwriters’ over-allotment option is exercised.

The insider shares are identical to the shares of common stock included in the units being sold in this offering, except that:

•      the insider shares are subject to certain transfer restrictions, as described in more detail below, and

•      our insiders, officers and directors have entered into letter agreements with us, pursuant to which they have agreed (i) to waive their conversion rights with respect to their insider shares and any public shares they purchase in connection with the completion of our initial business combination and (ii) to waive their redemption rights with respect to their insider shares if we fail to complete our initial business combination within 18 months (or 24 months, as applicable) from the closing of this offering (although they will be entitled to redemption rights with respect to any public shares they hold if we fail to complete our business combination within the prescribed time frame).

•      If we submit our initial business combination to our public stockholders for a vote, our insiders have agreed to vote their insider shares and any public shares purchased during or after this offering in favor of our initial business combination.

Transfer restrictions on insider shares

Our insiders have agreed not to transfer, assign or sell any of the insider shares (except to certain permitted transferees) until, with respect to 50% of the insider shares, the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and, with respect to the remaining 50% of the insider shares, six months after the date of the consummation of our initial business combination, or earlier in each case if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.  The insider shares will be held in escrow with Continental Stock Transfer & Trust Company during the period in which they are subject to the transfer restrictions described above.

Private units

Our insiders (and/or their designees) have committed, pursuant to a written agreement, to purchase an aggregate of 180,000 private units (or 202,500 if the over-allotment option is exercised in full) at a price of $10.00 per unit ($1,800,000 or $2,025,000 if the over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. The purchase price of the private units will be added to the proceeds from this offering to be held in the trust account. If we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable), the proceeds of the sale of the private units will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private units will be worthless.

Limited payments to insiders

There will be no fees, reimbursements or other cash payments paid to our insiders or any of the members of our management team prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is) other than:

•      repayment at the consummation of our initial business combination of a non-interest bearing loans and advances in an aggregate amount of $116,000 made by our insiders and a related party;

•      payment of $10,000 per month to Jensyn Integration Services, LLC, a company wholly owned by our insiders, for office space and related services, subject to deferral as described herein;

•      reimbursement of out-of-pocket expenses incurred by insiders, officers, directors or any of its or their affiliates in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations; and

•      repayment of loans which may be made by our insiders, officers, directors or any of its or their affiliates to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account that may be released to us, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements and payments made to any insider or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our board of directors, with any interested director abstaining from such review and approval.

Stockholder approval of, or tender offer in connection with, initial business combination

In connection with any proposed initial business combination, we will either (1) seek stockholder approval of such initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares into the right to receive cash from the trust account, regardless of whether they vote for or against the proposed business combination; or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to the limitations described herein. The decision as to whether we will seek stockholder approval of our proposed business combination or allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. Unlike other blank check companies which require stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and related conversions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, we will have the flexibility to avoid such stockholder vote and allow our stockholders to sell their shares pursuant to the tender offer rules of the Securities and Exchange Commission, or SEC. In that case, we will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules. If we seek stockholder approval of our intial business combination will consummate the business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

In addition, we will not consummate our initial business combination if public stockholders exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 (so that this offering is not subject to Rule 419 promulgated under the Securities Act) or if we do not satisfy any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration needed to satisfy cash conditions pursuant to the terms of the proposed business combination exceeds the aggregate amount of cash available to us (including any cash we may obtain from financing from third parties or our insiders, officers, directors or their affiliates, which may not be available on terms acceptable to us or at all), we will not complete the business combination (as we may be required to have a lesser number of shares converted). As a result, we may not be able to locate another suitable target within the applicable time period, if at all. However, if a significant number of public stockholders properly seek to convert their public shares in connection with a proposed business combination, our insiders, officers, directors or their affiliates could purchase some or all of such shares in the open market or in private transactions in order to seek to satisfy the cash conditions. Notwithstanding the foregoing, our insiders, officers, directors and their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, which are rules that prohibit manipulation of a company’s stock.

Our insiders have agreed (A) to vote their insider and private shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable), unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the insider shares and private shares) into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the insider shares and private shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. None of our insiders, officers, directors, director nominees or their affiliates has indicated to us any intention to purchase units in this offering or any units or shares of common stock in the open market or in private transactions. However, if a significant number of stockholders vote, or indicate an intention to vote, against a proposed business combination, our insiders, officers, directors or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. Notwithstanding the foregoing, our insiders, officers, directors and their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Conditions to completing our initial business combination

There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination. Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination.

If our board is not able to independently determine the fair market value of the target business or businesses, we may obtain an opinion from an independent investment banking or accounting firm. We will complete our initial business combination only if the post-transaction company in which our public stockholders own shares will own or acquire 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination transaction. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test, provided that in the event that the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

Conversion rights

At any meeting called to approve an initial business combination, any public stockholder voting either for or against such proposed business combination will be entitled to demand that his or her shares of common stock be converted for an amount equal to (1) the number of public shares being converted by such public holder divided by the total number of public shares multiplied by (2) the amount then in the trust account (initially $10.00 per share), including the deferred underwriting commission, plus a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes.

As described above under “— Stockholder approval of initial business combination —,” we will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 (so that this offering is not subject to Rule 419 promulgated under the Securities Act). As a result, if stockholders owning approximately 90% (or approximately 91.3% if the over-allotment option is exercised in full) or more of the shares of common stock sold in this offering exercise conversion rights, the business combination will not be consummated. However, the actual percentages will only be able to be determined once a target business is located and we can assess all of the assets and liabilities of the combined company upon consummation of the proposed business combination (which would include the deferred underwriting commission payable to Chardan Capital Markets, LLC in an amount equal to 2% of the total gross proceeds raised in the offering as described elsewhere in this prospectus, any out-of-pocket expenses incurred by our insiders, officers, directors or their affiliates in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations that have not been repaid at that time, as well as any other liabilities of ours and the liabilities of the target business). As a result, the actual percentages of shares that can be converted may be significantly lower than our estimates. In addition, in order to satisfy any greater net tangible asset or cash condition which may be contained in the agreement relating to our initial business combination, we may not be able to consummate a business combination unless the number of shares of common stock seeking conversion rights is significantly less than the 90% (or 91.3% if the over-allotment option is exercised in full) indicated above. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers, or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the shares of common stock sold in this offering without our prior written consent. We believe this restriction will prevent an individual stockholder or “group” from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force us or our management to purchase its shares at a significant premium to the then current market price. By limiting a stockholder’s ability to convert no more than 20% of the shares of common stock sold in this offering, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

We may require public stockholders seeking to convert their shares in connection with a stockholder vote on a business combination, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, at least two business days prior to the vote on the initial business combination (a tender of shares is always required in connection with a tender offer). The requirement for physical or electronic delivery prior to the meeting ensures that a holder’s election to convert his or her shares is irrevocable once the business combination is approved. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting holder. However, this fee would be incurred regardless of whether or not we require holders to deliver their shares prior to the vote on the business combination in order to exercise conversion rights. This is because a holder would need to deliver shares to exercise conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders to deliver their shares prior to the vote on the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

Release of funds in trust account on closing of our initial business combination

On the completion of our initial business combination, all amounts held in the trust account will be released to us. We will use these funds to pay amounts due to any public stockholders who exercise their conversion rights as described above under “— Conversion rights,” to pay the underwriters their deferred underwriting commissions, to pay all or a portion of the consideration payable to the target or targets or owners of the target or targets of our initial business combination and to pay other expenses associated with our initial business combination. If our initial business combination is paid for using stock or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Liquidation if no business combination

If we are unable to complete our initial business combination within 18 months from the closing of this offering (or 24 months from the closing of this offering if we have executed a letter of intent or definitive agreement for a business combination within 18 months from the closing of this offering but have not completed such business combination with the 18-month period), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining holders of common stock and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. If we execute a letter of intent or definitive agreement for our initial business combination within 18 months and we are unable to consummate that transaction for any reason, we would be free to consummate another business combination so long as we complete such transaction within 24 months from the closing of this offering.

In connection with our redemption of 100% of our outstanding public shares, each holder will receive an amount equal to (1) the number of public shares held by such holder divided by the total number of public shares multiplied by (2) the amount then in the public stockholder trust account (initially $10.00 per share), plus any interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or necessary to pay our taxes (subject in each case to our obligations under Delaware law to provide for claims of creditors). Holders of rights and warrants will receive no proceeds in connection with the liquidation with respect to such rights and warrants, respectively, which will expire worthless.

The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of our stockholders. We may not have funds sufficient to pay or provide for all creditors’ claims. Although we will seek to have all third parties (including any vendors or other entities we engage after this offering) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. There is also no guarantee that the third parties would not challenge the enforceability of these waivers and bring claims against the trust account for monies owed them. In addition, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. Therefore, the actual per-share redemption price may be less than $10.00.

The holders of the insider shares, private units and/or $15 Exercise Price Sponsor Warrants will not participate in any redemption with respect to their insider shares, private shares, private warrants, $15 Exercise Price Sponsor Warrants or private rights.

If we are unable to conclude our initial business combination and we expend all of the net proceeds of this offering not deposited in the trust account, without taking into account any interest earned on the trust account, we expect that the initial per-share redemption price will be approximately $10.00.

We will pay the costs of any liquidation following the redemptions from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment for such expenses.

The underwriters have agreed to waive their rights to the deferred underwriting commissions held in the trust account in the event we do not consummate a business combination within 18 months from the closing of this offering (or 24 months, as applicable) and in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.

Risks

We are a newly formed company that has conducted no operations and has generated no revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company. This offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. Accordingly, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. For additional information concerning how Rule 419 blank check offerings differ from this offering, please see “Proposed Business — Comparison to offerings of blank check companies subject to Rule 419.” You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” beginning on page 19  of this prospectus.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, and accordingly only balance sheet data is presented.

	December 31, 2014
	Actual	As Adjusted(1)
Balance Sheet Data:
Working capital (deficiency)	$(128,807)	50,296,303
Total assets	85,787	50,296,303
Total liabilities	139,594	—
Value of common stock subject to possible conversion/tender	—	44,999,990 (2)
Stockholders’ equity (deficiency)	(53,807)	5,296,313

	For the period October 8, 2014 (Inception) to December 31, 2014
	Actual	As Adjusted
Statement of Operations Data:
Revenue	$—	$—
Net loss	(78,807)	(78,807)
Basic and diluted net loss per share	(.07)	(.07)

________________

(1)   Includes the $2,166,000 we will receive from the sale of the private units and $15 Exercise Price Sponsor Warrants.

(2)   The “as adjusted” value of common stock which may be subject to possible conversion/tender for cash is derived by taking 4,499,999 shares of common stock which may be converted, representing the maximum number of shares that may be converted or sold while maintaining at least $5,000,001 in net tangible assets after this offering, multiplied by a conversion price of approximately $10.00.

The “as adjusted” column gives effect to the sale of the units we are offering, including the application of the related gross proceeds and the payment of the estimated remaining costs from such sale and the repayment of the accrued and other liabilities required to be repaid such that we have at least $5,000,001 of net tangible assets upon consummation of this offering and upon consummation of our initial business combination.

The “as adjusted” working capital and total assets amounts include the $50,000,000 to be held in the trust account, less the deferred underwriting commission of $1,000,000 ($1,150,000 if the over-allotment option is exercised in full), which, except for limited situations described in this prospectus, will be available to us only upon the consummation of our initial business combination within the time period described in this prospectus. If our initial business combination is not so consummated, the trust account, less amounts we are permitted to withdraw as described in this prospectus, will be distributed solely to our public stockholders (subject to our obligations under Delaware law to provide for claims of creditors).

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, which we believe represent the material risks related to the offering, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Associated with Our Business

We are a newly formed development stage company with no operating history and, accordingly, you have no basis on which to evaluate our ability to achieve our business objective.

We are a newly formed development stage company with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective, which is to complete our initial business combination with one or more target businesses. We have not engaged in any substantive discussions and we have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our business combination. If we fail to complete our business combination, we will never generate any operating revenues.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of December 31, 2014, we had $10,787 in cash and a working capital deficiency of $128,807. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through this offering are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our plans to raise capital and to consummate our initial business combination may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

If we are unable to consummate our initial business combination, our public stockholders may be forced to wait more than 24 months before receiving distributions from the trust account.

We will have until 18 months from the closing of this offering (or 24 months from the closing of this offering if we have executed a letter of intent or definitive agreement for an initial business combination within 18 months from the closing of this offering but have not completed the initial business combination within such 18-month period) to consummate our initial business combination. We have no obligation to return funds to investors prior to such date unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to convert their shares. Only after the expiration of this full time period will holders of our common stock be entitled to distributions from the trust account if we are unable to complete our initial business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss.

Our public stockholders may not be afforded an opportunity to vote on our proposed business combination.

We will either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which public stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide our public stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, in each case subject to the limitations described elsewhere in this prospectus. Accordingly, it is possible that we will consummate our initial business combination even if holders of a majority of our public shares do not approve of the business combination. The decision as to whether we will seek stockholder approval of a proposed business combination or will allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. For instance, Nasdaq rules currently allow us to engage in a tender offer in lieu of a stockholder meeting but would still require us to obtain stockholder approval if we were seeking to issue more than 20% of our outstanding shares to a target business as consideration in any business combination. Therefore, if we were structuring a business combination that required us to issue more than 20% of our outstanding shares, we would seek stockholder approval of such business combination instead of conducting a tender offer.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds of this offering are intended to be used to complete our initial business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, since we will have net tangible assets in excess of $5,000,001 upon the successful consummation of this offering and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors of blank check companies such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules which would, for example, completely restrict the transferability of our securities, require us to complete our initial business combination within 18 months of the effective date of the initial registration statement and restrict the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, our units will be immediately tradable, we will be entitled to withdraw amounts from the funds held in the trust account prior to the completion of our initial business combination and we may have a longer period of time to complete such a business combination than we would if we were subject to such rule.

If we determine to change our acquisition criteria or guidelines, many of the disclosures contained in this prospectus regarding our acquisition criteria or guidelines would no longer apply.

We could seek to deviate from the acquisition criteria or guidelines disclosed in this prospectus although we have no current intention to do so. For instance, as required by Nasdaq, we currently anticipate structuring a business combination with one or more target businesses having an aggregate fair market value that is at least equal to 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the execution of a letter of intent or definitive agreement for a business combination. However, we could be delisted from Nasdaq and therefore no longer be required to meet this requirement. Furthermore, there are numerous agreements between us and our affiliates that could be amended between the parties without approval of public stockholders. In such event, many of the acquisition criteria and guidelines set forth in this prospectus (such as the voting, transfer and liquidation restrictions agreed to by the holders of the insider shares described elsewhere in this prospectus, the indemnification obligations of our insiders described below and the obligations of our insiders to pay the cost of liquidation if the funds held outside the trust account are insufficient for such purposes) may no longer apply.

If we deviate from the acquisition criteria or guidelines set forth in this prospectus, investors in this offering may have rescission rights or may bring an action for damages against us or we could be subject to civil or criminal actions taken by governmental authorities.

If we were to elect to deviate from the acquisition criteria or guidelines set forth in this prospectus, each person who purchased units in this offering and still held such securities upon learning of the facts relating to the deviation may seek rescission of the purchase of the units he or she acquired in the offering (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or bring an action for damages against us (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). In such event, we could also be subject to civil or criminal actions taken by governmental authorities. For instance, the SEC can seek injunctions under Section 20(b) of the Securities Act if it believes a violation under the Securities Act has occurred or is imminent. The SEC can also seek civil penalties under Sections 20(d) and 24 if a party has violated the Securities Act or an injunctive action taken by the SEC or if a party willfully, in a registration statement filed under the Securities Act, makes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Furthermore, Section 20 allows the SEC to refer matters to the attorney general to bring criminal penalties against an issuer.

We may issue shares of our capital stock to complete our initial business combination, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership.

Our certificate of incorporation currently authorizes the issuance of up to 15,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. Immediately after this offering and the purchase of the private units (assuming no exercise of the underwriters’ over-allotment option), there will be approximately 4,108,500 authorized but unissued shares of common stock available for issuance (after appropriate reservation for the issuance of the shares (i) underlying the public rights and private rights issuable upon consummation of our initial business combination,

(ii) issuable upon exercise of the public warrants, private warrants and $15 Exercise Price Sponsor Warrants and (iii) underlying the unit purchase option being issued to Chardan Capital Markets, LLC and/or its designees). Although we have no commitment as of the date of this offering, we may issue a substantial number of additional shares of common stock or shares of preferred stock, or a combination of common stock and preferred stock, to complete our initial business combination. The issuance of additional shares of common stock or preferred stock:

•      may significantly reduce the equity interest of investors in this offering;

•      may subordinate the rights of holders of shares of common stock if we issue shares of preferred stock with rights senior to those afforded to our shares of common stock;

•      may cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•      may adversely affect prevailing market prices for our shares of common stock.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete our business combination. However, the incurrence of debt could have a variety of negative effects, including:

•      default and foreclosure on our assets if our operating revenues after our initial business combination are insufficient to repay our debt obligations;

•      acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•      our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•      our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding; and

•      limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

The funds held in the trust account may not earn significant interest and, as a result, we may be limited to the funds held outside of the trust account to fund our search for target businesses, to pay our tax obligations and to complete our initial business combination.

Of the net proceeds of this offering, $350,000 is anticipated to be available to us initially outside the trust account to fund our working capital requirements. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital we will need to identify one or more target businesses and to complete our initial business combination, as well as to pay any tax obligations that we may owe. Interest rates on permissible investments for us have been less than 1% over the last several years. Accordingly, if we do not earn a sufficient amount of interest on the funds held in the trust account and use all of the funds held outside of the trust account, we may not have sufficient funds available with which to structure, negotiate or close our initial business combination. In such event, we would need to borrow funds from our insiders, officers or directors to operate or may be forced to liquidate. Our insiders, officers and directors are under no obligation to loan us any funds. If we are unable to obtain the funds necessary, we may be forced to cease searching for a target business and may be unable to complete our initial business combination.

We may not have sufficient working capital to cover our operating expenses.

As set forth in this prospectus under “Use of Proceeds,” we anticipate that we will incur operating expenses of approximately $530,000 after the initial public offering. These expenses include $150,000 of third party expenses related to the search for target businesses and the due diligence investigation, structuring and negotiation of our initial business combination; $10,000 of expenses related to due diligence of prospective target businesses; $60,000 of legal and accounting fees related to SEC reporting obligations; $240,000 of administrative fees payable to Jensyn Integration Services, LLC ($10,000 per month for up to 24 months), subject to deferral as described below; and $70,000 of working capital to cover miscellaneous expenses, D&O insurance, liquidation obligations, reserves and for general corporate purposes. Following the consummation of this offering, the amounts available to us to pay our operating expenses will consist only of the approximately $465,000 (including the $116,000 of loans and advances from our insiders and a related party) initially held outside of the trust account and any interest earned on the funds in the trust account remaining after interest is released to pay our income or other tax obligations. Additionally, we may delay payment of the $10,000 monthly fee payable to Jensyn Integration Services, LLC upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination, with any such unpaid amount accruing without interest and becoming due and payable no later than the date of the consummation of our initial business combination. However, the amounts available to us, even if we cease paying the $10,000 monthly fee to Jensyn Integration Services, LLC, may not be sufficient to fund our operating expenses. In such event, we would need to borrow funds from our insiders, officers or directors or from third parties to continue to operate. However, our insiders, officers and directors and third parties are under no obligation to loan us any funds. If we are unable to obtain the necessary funds, we may be forced to cease searching for a target business and liquidate without completing our initial business combination.

Reimbursement of out-of-pocket expenses incurred by our insiders, officers, directors or any of their affiliates in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations, could reduce the funds available to us to consummate a business combination. In addition, an indemnification claim by one or more of our officers and directors in the event that any of them are sued in their capacity as an officer or director could also reduce the funds available to us outside of the trust account.

We may reimburse our insiders, officers, directors or any of their affiliates for out-of-pocket expenses incurred in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, that, to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account that may be released to us, such expenses would not be reimbursed by us unless we consummate an initial business combination. In addition, pursuant to our certificate of incorporation and Delaware law, we may be required to indemnify our officers and directors in the event that any of them are sued in their capacity as an officer or director. We will also enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our certificate of incorporation and under Delaware law. In the event that we reimburse our insiders, officers, directors or any of their affiliates for out-of-pocket expenses prior to the consummation of a business combination or are required to indemnify any of our officers or directors pursuant to our certificate of incorporation, Delaware law, or the indemnity agreements that we will enter into with them, we would use funds available to us outside of the trust account or interest released to us from the trust account for our working capital requirements. Any reduction in the funds available to us could have a material adverse effect on our ability to locate and investigate prospective target businesses and to structure, negotiate, conduct due diligence in connection with or consummate our initial business combination.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption price received by stockholders may be less than approximately $10.00.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with us, they may seek recourse against the trust account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of our public stockholders. If we are unable to complete an initial business combination within the required time period, our insiders have agreed that they will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, our insiders may not be able to meet such obligation as we have not required our insider to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that our insiders will be able to satisfy any indemnification obligations that arise. Moreover, our insiders will not be liable to our public stockholders if they should fail to satisfy their obligations under this agreement and instead will only be liable to us. Therefore, the per share redemption or conversion amount received by public stockholders may be less than approximately $10.00 due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.00.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we have not completed our initial business combination within 18 months from the closing of this offering (or 24 months from the closing of this offering if we have entered into a letter of intent or definitive agreement with a target business for a business combination within 18 months from the closing of this offering but the business combination has not been consummated within such 18-month period), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining holders of common stock and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. We may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Unlike other blank check companies, our units are comprised of common stock, warrants to purchase one-half of one share of our common stock and rights, rather than units comprised of common stock and warrants to purchase one share of our common stock.

Unlike other blank check companies that sell units comprised of shares of common stock and warrants to purchase one share of our common stock in their initial public offerings, we are selling units comprised of shares of common stock, warrants to purchase one-half of one share of our common stock and rights automatically entitling the holder to receive one-tenth of a share of common stock upon consummation of our initial business combination. Neither the rights nor the warrants will have any voting rights and each will expire and be worthless if we do not consummate an initial business combination. Furthermore, no fractional shares will be issued upon exercise of the warrants. As a result, unless you acquire at least two warrants, you will not be able to receive a share of common stock upon exercise of your warrants. Accordingly, investors in this offering will not be issued as many shares as part of their investment as they may have in other blank check company offerings, which may have the effect of limiting the potential upside value of your investment in our company.

Holders of rights and warrants will not have redemption rights if we are unable to complete an initial business combination within the required time period.

If we are unable to complete an initial business combination within the required time period and we redeem the funds held in the trust account, the rights and warrants will expire and holders will not receive any of such proceeds with respect to such rights and warrants, respectively.

Since we have not yet selected a particular industry or target business with which to complete our initial business combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

Although we intend to focus our search on target businesses operating in or providing services to the information technology consulting industry, we may consummate our initial business combination with a target business in any industry we choose and are not limited to any particular industry or type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business which we may ultimately consummate our initial business combination. To the extent we complete our initial business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. If we complete our initial business combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. We may not properly ascertain or assess all of the significant risk factors. An investment in our shares may not ultimately prove to be more favorable to investors in this offering than a direct investment, if an opportunity were available, in a target business.

The requirement that our initial business combination occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the trust account at the time of the execution of a definitive agreement for our initial business combination may limit the type and number of companies that we may complete such a business combination with.

Pursuant to the Nasdaq listing rules, our initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination. This restriction may limit the type and number of companies that we may complete a business combination with. If we are unable to locate a target business or businesses that satisfy this fair market value test, we may be forced to liquidate and you will only be entitled to receive your pro rata portion of the funds in the trust account.

Our management may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.

We may structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise owns or acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. In addition, other minority stockholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s stock than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain our control of the target business.

Our ability to successfully effect our initial business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. While we intend to closely scrutinize any individuals we engage after our initial business combination, our assessment of these individuals may not prove to be correct.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. We believe that our success depends on the continued service of our key personnel, at least until we have consummated our initial business combination. None of our officers are required to commit any specified amount of time to our affairs (although we expect them to devote approximately 10 hours per week to our business) and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to their other business activities, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate our initial business combination. In addition, we do not have employment agreements with, or key-man insurance on the life of, any of our officers. The unexpected loss of the services of our key personnel could have a detrimental effect on us.

The role of our key personnel after our initial business combination, however, remains to be determined. Although some of our key personnel serve in senior management or advisory positions following our initial business combination, it is likely that most, if not all, of the management of the target business will remain in place. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our officers and directors may not have significant experience or knowledge regarding the jurisdiction or industry of the target business we may seek to consummate our initial business combination with.

We may consummate a business combination with a target business in any geographic location or industry we choose. Our officers and directors may not have enough experience or sufficient knowledge relating to the jurisdiction of the target or its industry to make an informed decision regarding our initial business combination.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with the company after the completion of our business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

Members of our management team may have affiliations with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Members of our management team may have affiliations with companies, including companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our consummation of our initial business combination. As a result, a potential target business may be presented by our management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in a transaction with such target business. For a more detailed description of the potential conflicts of interest of our management, see the section titled “Management — Conflicts of Interest.”

We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our executive officers, directors or insiders, which may raise potential conflicts of interest.

In light of the involvement of our insiders, officers, directors and director nominees with other entities, we may decide to acquire one or more businesses affiliated with our insiders, officers, directors and director nominees. Our directors and director nominees also serve as officers and board members for other entities, including, without limitation, those described under “Management — Conflicts of Interest.” Our insiders, officers, directors and director nominees are not currently aware of any specific opportunities for us to complete our business combination with any entities with which they are affiliated, and there have been no preliminary discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Proposed Business — Effecting Our Initial Business Combination — Selection of a Target Business and Structuring of Our Initial Business Combination,” such transaction was approved by a majority of our disinterested and independent directors (if we have any at that time), and we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view. Despite our agreement to obtain an opinion from an independent investment banking firm regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our officers, directors or insiders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public stockholders as they would be absent any conflicts of interest.

The shares beneficially owned by our insiders, officers and directors will not participate in a redemption and, therefore, our insiders, officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for our initial business combination.

Our insiders, officers and directors have waived their right to convert their insider shares, private units, $15 Exercise Price Sponsor Warrants, or to redemption rights with respect to their insider shares, private units or $15 Exercise Price Sponsor Warrants upon a redemption if we are unable to consummate our initial business combination. Accordingly, these securities will be worthless if we do not consummate our initial business combination. Any rights and warrants they hold, like those held by the public, will also be worthless if we do not consummate an initial business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

If we are unable to consummate a business combination, any loans made by our insiders, officers, directors or their affiliates would not be repaid, resulting in a potential conflict of interest in determining whether a potential transaction is in our stockholders’ best interest.

In order to meet our working capital needs following the consummation of this offering, our insiders, officers, directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. The loans would be non-interest bearing and would be payable at the consummation of a business combination. If we fail to consummate a business combination within the required time period, the loans would not be repaid. Consequently, our directors and officers may have a conflict of interest in determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

Nasdaq may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our securities will be listed on Nasdaq, a national securities exchange, upon consummation of this offering. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future or prior to our initial business combination. In order to continue listing our securities on Nasdaq prior to our initial business combination, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in stockholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our stock price would generally be required to be at least $4.00 per share and our stockholders’ equity would generally be required to be at least $5.0 million. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•      a limited availability of market quotations for our securities;

•      reduced liquidity with respect to our securities;

•      a determination that our shares are a “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;

•      a limited amount of news and analyst coverage for our company; and

•      a decreased ability to issue additional securities or obtain additional financing in the future.

We may only be able to complete one business combination with the proceeds of this offering, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

It is likely we will consummate our initial business combination with a single target business, although we have the ability to simultaneously consummate our initial business combination with several target businesses. By consummating a business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•      solely dependent upon the performance of a single business, or

•      dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

Alternatively, if we determine to simultaneously consummate our initial business combination with several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the target companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

The ability of our public stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

If our initial business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many public stockholders may exercise conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our initial business combination. In the event that the business combination involves the issuance of our stock as consideration, we may be required to issue a higher percentage of our stock to make up for a shortfall in funds. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to consummate an initial business combination if a target business requires that we have a certain amount of cash at closing, in which case public stockholders may have to remain stockholders of our company and wait until our redemption of the public shares to receive a pro rata share of the trust account or attempt to sell their shares in the open market.

A potential target may make it a closing condition to our initial business combination that we have a certain amount of cash in excess of the $5,000,001 of net tangible assets we are required to have pursuant to our organizational documents available at the time of closing. If the number of our public stockholders electing to exercise their conversion rights has the effect of reducing the amount of money available to us to consummate an initial business combination below such minimum amount required by the target business and we are not able to locate an alternative source of funding, we will not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. In that case, public stockholders may have to remain stockholders of our company and wait the full 24 months in order to be able to receive a portion of the trust account, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than they would have in a liquidation of the trust account.

We will offer each public stockholder the option to vote in favor of the proposed business combination and still seek conversion of his, her or its shares.

In connection with any meeting held to approve an initial business combination, we will offer each public stockholder (but not our insiders, officers or directors) the right to have his, her or its shares of common stock converted to cash (subject to the limitations described elsewhere in this prospectus) regardless of whether such stockholder votes for or against such proposed business combination; provided that a stockholder must in fact vote for or against a proposed business combination in order to have his, her or its shares of common stock converted to cash. If a stockholder fails to vote for or against a proposed business combination, that stockholder would not be able to have his shares of common stock so converted. We will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Accordingly, public stockholders owning 4,499,999 shares of common stock sold in this offering may exercise their conversion rights and we could still consummate a proposed business combination so long as a majority of shares voted at the meeting are voted in favor of the proposed business combination. This is different than other similarly structured blank check companies where stockholders are offered the right to convert their shares only when they vote against a proposed business combination. This threshold and the ability to seek conversion while voting in favor of a proposed business combination may make it more likely that we will consummate our initial business combination.

A public stockholder that fails to vote either in favor of or against a proposed business combination will not be able to have his or her shares converted to cash.

In order for a public stockholder to have his or her shares converted to cash in connection with any proposed business combination, that public stockholder must vote either in favor of or against a proposed business combination. If a public stockholder fails to vote in favor of or against a proposed business combination, whether that stockholder abstains from the vote or simply does not vote, that stockholder would not be able to have his or her shares of common stock so converted to cash in connection with such business combination.

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking conversion rights with respect to more than 20% of the shares of common stock sold in this offering.

In connection with any meeting held to approve an initial business combination, we will offer each public stockholder (but not our insiders, officers or directors) the right to have his, her, or its shares of common stock converted into cash. Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers, or any other person with whom he or she is acting in concert or as a “group” will be restricted from seeking conversion rights with respect to more than 20% of the shares of common stock sold in this offering. Generally, in this context, a stockholder will be deemed to be acting in concert or as a group with another stockholder when such stockholders agree to act together for the purpose of acquiring, voting, holding or disposing of our equity securities. Accordingly, if you purchase more than 20% of the shares of common stock sold in this offering and our proposed business combination is approved, you will not be able to seek conversion rights with respect to the full amount of your shares and may be forced to hold such additional shares of common stock or sell them in the open market. The value of such additional shares may not appreciate over time following our initial business combination, and the market price of our shares of common stock may not exceed the per-share conversion price.

We may require public stockholders who wish to convert their shares of common stock in connection with a vote of stockholders on a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.

In connection with any stockholder meeting called to approve a proposed initial business combination, each public stockholder will have the right, regardless of whether he or she is voting for or against such proposed business combination, to demand that we convert his or her shares of common stock into a share of the trust account. We may require public stockholders seeking to convert their shares in connection with a stockholder vote on a proposed business combination, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, at least two business days prior to the vote on the initial business combination (a tender of shares is always required in connection with a tender offer). In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Under Delaware law and our bylaws, we are required to provide at least 10 days advance notice of any stockholder meeting, which would be the minimum amount of time a public stockholder would have to determine whether to exercise conversion rights. Accordingly, if it takes longer than we anticipate for stockholders to deliver their shares, stockholders who wish to convert may be unable to meet the deadline for exercising their conversion rights and thus may be unable to convert their shares.

If we require public stockholders who wish to convert their shares of common stock to comply with the delivery requirements discussed above for conversion, such converting stockholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.

If we require public stockholders who wish to convert their shares of common stock to comply with the delivery requirements discussed above for conversion and such proposed business combination is not consummated, we will promptly return such certificates to the tendering public stockholders. Accordingly, investors who attempted to convert their shares in such a circumstance will be unable to sell their securities after the failed business combination until we have returned their securities to them. The market price for our shares of common stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek conversion may be able to sell their securities.

Because of our structure, other companies may have a competitive advantage and we may not be able to consummate an attractive business combination.

We expect to encounter intense competition from entities other than blank check companies having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Therefore, our ability to compete in consummating our initial business combination with certain sizable target businesses may be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing a business combination with certain target businesses. Furthermore, seeking stockholder approval of our initial business combination may delay the consummation of a transaction. Additionally, our rights and warrants, and the future dilution they represent (entitling the holders to receive shares of our common stock on exercise of the warrants or, with respect to the rights, on consummation of our initial business combination), may not be viewed favorably by certain target businesses. Any of the foregoing may place us at a competitive disadvantage in successfully negotiating our initial business combination.

Our ability to consummate an attractive business combination may be impacted by the market for initial public offerings.

Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although it is very likely that our target will be a company or companies operating in or providing services to the information technology consulting industry and will want to be a public reporting company. If the market for initial public offerings is limited, we believe there will be a greater number of attractive target businesses open to consummating an initial business combination with us as a means to achieve publicly held status. Alternatively, if the market for initial public offerings is robust, we believe that there will be fewer attractive target businesses amenable to consummating an initial business combination with us to become a public reporting company. Accordingly, during periods with strong public offering markets, it may be more difficult for us to complete an initial business combination.

We may be unable to obtain additional financing, if required, to complete our initial business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds of this offering will be sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target business, the capital requirements for any particular transaction remain to be determined. If the net proceeds of this offering prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in search of a target business, or the obligation to convert into cash a significant number of shares of common stock, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after our initial business combination.

Our insiders, officers and directors, will control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

Upon consummation of our offering and sale of the private units, our insiders, officers and directors, will collectively beneficially own approximately 22.2% of our issued and outstanding shares of common stock (assuming they do not purchase any units in this offering and assuming the over-allotment option has not been exercised and an aggregate of 187,500 insider shares have been forfeited as a result thereof). None of our insiders, officers, directors, director nominees or their affiliates has indicated to us any intention to purchase units in this offering or any units or shares from persons in the open market or in private transactions. However, our insiders, officers, directors or their affiliates could determine in the future to make such purchases in the open market or in private transactions, to the extent permitted by law, in order to influence the vote. In connection with any vote for a proposed business combination, our insiders, officers and directors have agreed to vote the shares of common stock owned by them immediately before this offering as well as the private shares and any shares of common stock acquired in this offering or in the aftermarket in favor of such proposed business combination.

Our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. Accordingly, you may not be able to exercise your voting rights under corporate law for up to 24 months. If there is an annual meeting, as a consequence of our “staggered” board of directors, fewer than half of the board of directors will be considered for election and our insiders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our insiders will continue to exert control at least until the consummation of our initial business combination.

We may not hold an annual meeting of stockholders until after the consummation of our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the Delaware General Corporation Law, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws unless such election is made by written consent in lieu of such a meeting. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, and thus we may not be in compliance with Section 211(b) of the Delaware General Corporation Law, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our initial business combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the Delaware General Corporation Law.

Our insiders paid an aggregate of approximately $25,000, or approximately $0.02 per share, for the insider shares and our insiders (and/or their designees) will pay $10.00 per unit for the private units, for an average price of approximately $1.26 per share (assuming the issuance of 0.1 of a share for each right outstanding, no exercise of the private warrants or $15 Exercise Price Sponsor Warrants, the over-allotment option has not been exercised and an aggregate of 187,500 insider shares have been forfeited as a result thereof), and, accordingly, you will experience immediate and substantial dilution from the purchase of our shares of common stock.

The difference between the public offering price per share and the pro forma net tangible book value per share of common stock after this offering constitutes the dilution to the investors in this offering. For the purposes of the dilution calculation, we have assumed the issuance of 0.1 of a share of common stock for each right outstanding, as such issuance will occur automatically upon a business combination without the payment of additional consideration, but have assumed no exercise of the private warrants or $15 Exercise Price Sponsor Warrants. Accordingly, for the purposes of the dilution calculation, the number of shares included in the units offered hereby will be deemed to be 5,500,000, the price per share in this offering will be deemed to be approximately $9.09 and the number of shares included in the private units will be deemed to be 198,000.

Our insiders acquired the insider shares and our insiders (and/or their designees) will acquire the private shares for an aggregate average of $1.26 per share, significantly contributing to this dilution. Upon consummation of this offering, you and the other new investors will incur an immediate and substantial dilution of approximately 76.2% or $6.93 per share (the difference between the pro forma net tangible book value per share of $2.16, and the initial offering price of $9.09 per share), taking into account that the net tangible book value per share prior to this offering was ($0.05). This is because investors in this offering will be contributing approximately 96.5% of the total amount paid to us for our outstanding shares of common stock after this offering but will only own 79.2% of our outstanding shares of common stock. Accordingly, the per-share purchase price you will be paying substantially exceeds our per share net tangible book value.

If our security holders exercise their registration rights, it may have an adverse effect on the market price of our shares of common stock and the existence of these rights may make it more difficult to effect our initial business combination.

Our insiders are entitled to make a demand that we register the resale of the insider shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, the purchasers of the private units and $15 Exercise Price Sponsor Warrants and our insiders, officers, directors or their affiliates are entitled to demand that we register the resale of the private units and $15 Exercise Price Sponsor Warrants (and underlying securities of each) and any shares our insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to us commencing on the date that we consummate our initial business combination. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of our securities. In addition, the existence of these rights may make it more difficult to effectuate our initial business combination or increase the cost of consummating our initial business combination with the target business, as the stockholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities because of the potential effect the exercise of such rights may have on the trading market for our shares of common stock.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial business combination, and, therefore, such consultants or financial advisers may have conflicts of interest.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial business combination. If we pay consultants or financial advisers fees that are tied to the consummation of our initial business combination, they may have conflicts of interest when providing services to us, and their interests in such fees may influence their advice with respect to a potential business combination. For example, if a consultant’s or financial advisor’s fee is based on the size of the transaction, then they may be influenced to present us larger transactions that may have lower growth opportunities or long-term value versus smaller transactions that may have greater growth opportunities or provide greater value to our shareholders. Similarly, consultants whose fees are based on consummation of a business combination may be influenced to present potential business combinations to us regardless of whether they provide longer-term value for our shareholders. While we will endeavor to structure agreements with consultants and financial advisors to minimize the possibility and extent of these conflicts of interest, we cannot assure you that we will be able to do so and that we will not be impacted by the adverse influences they create.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•      restrictions on the nature of our investments; and

•      restrictions on the issuance of securities,

each of which may make it difficult for us to complete our business combination.

In addition, we may have imposed upon us certain burdensome requirements, including:

•      registration as an investment company;

•      adoption of a specific form of corporate structure; and

•      reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section  2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the completion of our primary business objective, which is a business combination; or (ii) absent a business combination, our return of the funds held in the trust account to our public stockholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of our trust account and our public rights and public warrants will expire worthless.

The determination of the offering price of our units and the size of this offering is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants and rights were negotiated between us and the underwriters. In determining the size of this offering, management held customary organizational meetings with representatives of the underwriters, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriters believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the common stock, rights and warrants underlying the units, include:

•      the history of other similarly structured blank check companies;

•      prior offerings of those companies;

•      our prospects for consummating an initial business combination with an operating business at attractive values;

•      our capital structure;

•      securities exchange listing requirements;

•      market demand;

•      expected liquidity of our securities;

•      general conditions of the securities markets at the time of the offering; and

•      other factors as were deemed relevant.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since we have no historical operations or financial results to compare them to.

The requirement that we complete our initial business combination within 18 or 24 months from the closing of this offering may give potential target businesses leverage over us in negotiating our initial business combination.

We have 18 months from the closing of this offering (or 24 months from the closing of this offering if we have executed a letter of intent or definitive agreement for an initial business combination within 18 months from the closing of this offering but have not completed the business combination within such 18-month period) to complete our initial business combination. Any potential target business with which we enter into negotiations concerning a business combination will be aware of this requirement. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete a business combination with that particular target business, we may be unable to complete a business combination with any other target business. This risk will increase as we get closer to the time limit referenced above.

We may not obtain a fairness opinion with respect to the target business that we seek to consummate our initial business combination with and therefore you may be relying solely on the judgment of our board of directors in approving a proposed business combination.

We will only be required to obtain a fairness opinion with respect to the target business that we seek to consummate our initial business combination with if it is an entity that is affiliated with any of our insiders, officers or directors. In all other instances, we will have no obligation to obtain an opinion. Accordingly, investors may be relying solely on the judgment of our board of directors in approving a proposed business combination.

We are not required to obtain an opinion from an independent investment banking or accounting firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view.

Unless we complete our business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking or accounting firm that the price we are paying is fair to our company from a financial point of view. If no opinion is obtained, our stockholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

Resources could be wasted in researching business combinations that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of our trust account and our public rights and public warrants will expire worthless.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of our trust account and our public rights and public warrants will expire worthless.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an initial business combination.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and report on our system of internal control and may require that we have such system of internal control audited. If we fail to maintain the adequacy of our internal control, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management’s evaluation of our system of internal control, although as an “emerging growth company” as defined in the JOBS Act, we may take advantage of an exemption to this requirement. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal control. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such initial business combination. In connection with its audit of our financial statements for the period from October 8, 2014 (inception) to December 31, 2014, our independent registered public accounting firm identified certain errors that, in the aggregate, constitute a material weakness, including improper application of generally accepted accounting principles relating to accrual accounting, improper classification of items in the balance sheet and statement of cash flows, and absence of a formal independent review process over the financial closing and financial statement preparation. Although we have taken steps to remedy this material weakness, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. As long as we qualify as an emerging growth company, we would be permitted, and we intend to, omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above. We also intend to take advantage of the exemption provided under the JOBS Act from the requirements to submit say-on-pay, say-on-frequency and say-on-golden parachute votes to our stockholders and we will avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of these benefits until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Following this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of units under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

Until such time that we lose “emerging growth company” status, it is unclear if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our stock prices may be more volatile and could cause our stock prices to decline.

If we effect our initial business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

We may effect our initial business combination with a company located outside of the United States. If we did, we would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•      rules and regulations or currency conversion or corporate withholding taxes on individuals;

•      tariffs and trade barriers;

•      regulations related to customs and import/export matters;

•      longer payment cycles;

•      tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•      currency fluctuations and exchange controls;

•      challenges in collecting accounts receivable;

•      cultural and language differences;

•      employment regulations;

•      crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

•      deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we are unable to do so, our operations may suffer.

If we effect our initial business combination with a target business located outside of the United States, the laws applicable to such target business will likely govern all of our material agreements and we may not be able to enforce our legal rights.

If we effect our initial business combination with a target business located outside of the United States, the laws of the country in which such target business is domiciled will govern almost all of the material agreements relating to its operations. The target business may not be able to enforce any of its material agreements in such jurisdiction and appropriate remedies to enforce its rights under such material agreements may not be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we consummate our initial business combination with a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

Provisions in our certificate of incorporation and bylaws and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.

Our certificate of incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Because we must furnish our stockholders with target business financial statements prepared in accordance with U.S. generally accepted accounting principles or international financial reporting standards, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, or international financial reporting standards, or IFRS, depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. We will include the same financial statement disclosure in connection with any tender offer documents we use, whether or not they are required under the tender offer rules. These financial statement requirements may limit the pool of potential target businesses we may consummate our initial business combination with because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Stockholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Investors may not appropriately allocate a tax basis to the components of the unit.

Because investors in this offering will be investing in units comprised of one share of common stock, one warrant and one right, investors will need to allocate a tax basis to each item in proportion to their values at the time of the investment. We are not required to provide any guidance as to the proper allocation of tax basis. Failure to properly allocate a tax basis could result in adverse tax consequences to an investor.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•      ability to complete our initial business combination;

•      success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•      officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•      potential ability to obtain additional financing to complete our initial business combination;

•      pool of prospective target businesses;

•      the ability of our officers and directors to generate a number of potential investment opportunities;

•      potential change in control if we acquire one or more target businesses for stock;

•      the potential liquidity and trading of our securities;

•      the lack of a market for our securities;

•      use of proceeds not held in the trust account or available to us from interest income on the trust account balance; or

•      financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, in addition to the funds we will receive from the sale of the private units and $15 Exercise Price Sponsor Warrants (all of which will be deposited into the trust account), will be used as set forth in the following table:

	Without Over-Allotment Option		Over-Allotment Option Exercised
Gross proceeds
From offering	$50,000,000		$57,500,000
From sale of private units	1,800,000		2,025,000
From sale of $15 Exercise Price Sponsor Warrants	366,000		366,000
Total gross proceeds	52,166,000		59,891,000
Offering expenses(1)
Non-contingent underwriting discount (3.0% of gross proceeds from offering)	1,500,000	(2)	1,725,000 (2)
Legal fees and expenses	150,000		150,000
Nasdaq listing fee	50,000		50,000
Printing and engraving expenses	45,000		45,000
Accounting fees and expenses	30,000		30,000
SEC/FINRA Expenses	18,218		18,218
Trustees’ fee	3,500		3,500
Miscellaneous	19,282		19,282
Total offering expenses	1,816,000		2,041,000
Net proceeds	$50,350,000		$57,850,000
Held in the trust account(3)	$50,000,000		$57,500,000
Not held in the trust account	350,000		350,000
Total net proceeds	50,350,000		57,850,000
Use of net proceeds not held in the trust account and amounts available from interest income earned on the trust account(4)(5)
Legal, accounting and other third party expenses attendant to the search for target businesses and to the due diligence investigation, structuring and negotiation of our initial business combination	$150,000		28.3%
Due diligence of prospective target businesses by officers, directors and sponsor	10,000		1.9%
Legal and accounting fees relating to SEC reporting obligations	60,000		11.3%
Payment of administrative fee to Jensyn Integration Services, LLC ($10,000 per month for up to 24 months), subject to deferral as described herein	240,000		45.3%
Working capital to cover miscellaneous expenses, D&O insurance, general corporate purposes, liquidation obligations and reserves	70,000		13.2
Total	$530,000		100.0%

________________

(1)   A portion of the offering expenses, including the SEC registration fee, the FINRA filing fee, the non-refundable portion of the Nasdaq listing fee and a portion of the legal and audit fees, have been paid from the funds we received as loans from our insiders described below. These funds will be repaid out of the proceeds of this offering available to us.

(2)   No discounts or commissions will be paid with respect to the purchase of the private units or $15 Exercise Price Sponsor Warrants.

(3)   The funds held in the trust account may, but need not, be used to pay our expenses relating to completing our initial business combination, including a deferred underwriting commission payable to Chardan Capital Markets, LLC in an amount equal to 2% of the total gross proceeds raised in the offering described below.

(4)   The amount of proceeds not held in the trust account will remain constant at $350,000 even if the over-allotment option is exercised. In addition, interest income earned on the amounts held in the trust account (after payment of taxes owed on such interest income) will be available to us to pay for our working capital requirements. We estimate the interest earned on the trust account will be approximately $100,000 over a 24-month period assuming an interest rate of approximately 0.1% per year.

(5)   These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of that business combination. We do not anticipate any change in the categories of our intended use of proceeds.

Our insiders (and/or their designees) have committed that they will purchase the private units and $15 Exercise Price Sponsor Warrants (for an aggregate purchase price of $2,166,000) from us on a private placement basis simultaneously with the consummation of this offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they (and/or their designees) will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 22,500 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share of common stock sold to the public in this offering. All of the proceeds we receive from these purchases will be placed in the trust account described below.

$50,000,000, or $57,500,000 if the over-allotment option is exercised in full, of net proceeds of this offering and the sale of the private units and $15 Exercise Price Sponsor Warrants, will be placed in a trust account in the United States at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, as trustee. The funds held in the trust account will be invested only in United States government treasury bills, bonds or notes having a maturity of 180 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries, so that we are not deemed to be an investment company under the Investment Company Act. Except with respect to (1) interest earned on the funds held in the trust account that may be released to us to pay our income or other tax obligations and (2) interest earned on the funds held in the trust account that may be released to us for our working capital requirements, the proceeds will not be released from the trust account until the earlier of the completion of our initial business combination or our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we complete our initial business combination to the extent not used to pay converting stockholders. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The payment to Jensyn Integration Services, LLC, a company owned by our insiders, of a monthly fee of $10,000 is for general and administrative services including office space, utilities and secretarial support. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination. This arrangement is being agreed to by Jensyn Integration Services, LLC for our benefit. We believe that the fee charged by Jensyn Integration Services, LLC is at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of our initial business combination or the distribution of the trust account to our public stockholders. Other than the $10,000 per month fee, no compensation of any kind (including finder’s fees, consulting fees or other similar compensation) will be paid to our insiders, members of our management team or any of our or their respective affiliates, for services rendered to us prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. Since the role of present management after our initial business combination is uncertain, we have no ability to determine what remuneration, if any, will be paid to those persons after our initial business combination.

Regardless of whether the over-allotment option is exercised in full, the net proceeds from this offering available to us out of trust for our working capital requirements in searching for our initial business combination will be approximately $350,000. In addition, interest earned on the funds held in the trust account (after payment of taxes owed on such interest income) may be released to us to fund our working capital requirements in searching for our initial business combination. We intend to use the after-tax interest earned for miscellaneous expenses such as paying fees to consultants to assist us with our search for a target business and for director and officer liability insurance premiums, with the balance being held in reserve in the event due diligence, legal, accounting and other expenses of structuring and negotiating business combinations exceed our estimates, as well as for reimbursement of any out-of-pocket expenses incurred by our insiders, officers and directors in connection with activities on our behalf as described below.

The allocation of the net proceeds available to us outside of the trust account, along with the interest earned on the funds held in the trust account available to us, represents our best estimate of the intended uses of these funds. In the event that our assumptions prove to be inaccurate, we may reallocate some of such proceeds within the above described categories. If our estimate of the costs of undertaking due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the trust account is insufficient as a result of the current low interest rate environment, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, we could seek such additional capital through loans or additional investments from our insiders, members of our management team or third parties, but our insiders, members of our management team or third parties are not under any obligation to advance funds to, or invest in, us.

We will likely use substantially all of the net proceeds of this offering, including the funds held in the trust account, in connection with our initial business combination and to pay our expenses relating thereto, including the deferred underwriting commission payable to Chardan Capital Markets, LLC in an amount equal to 2% of the total gross proceeds raised in the offering upon consummation of our initial business combination. To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products.

To the extent we are unable to consummate a business combination, we will pay the costs of liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have agreed not to seek repayment of such expenses.

As of December 31, 2014, our insiders and a related party had loaned or advanced to us an aggregate of $116,000 to be used to pay a portion of the expenses of this offering referenced in the line items above for the SEC registration fee, FINRA filing fee, the non-refundable portion of the Nasdaq listing fee and a portion of the legal and audit fees and expenses. The loan is payable without interest no later than the date on which our initial business combination is consummated.

We believe that, upon consummation of this offering, we will have sufficient available funds (which includes amounts that may be released to us from the trust account) to operate for up to the next 24 months, assuming that our initial business combination is not consummated during that time. However, if necessary, in order to meet our working capital needs following the consummation of this offering, our insiders, officers and directors (and/or their designees) may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $200,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 22,000 shares of common stock if $200,000 of notes were so converted since the 20,000 rights included in the private units would result in the issuance of 2,000 shares of common stock upon the closing of our business combination, as well as 20,000 warrants to purchase 10,000 shares). Our stockholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. If we do not complete a business combination, the $116,000 of loans and advances from our insiders and a related party, and any other outstanding loans from our insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside our trust account, if any.

A public stockholder will be entitled to receive funds from the trust account only in the event of (1) our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period, (2) if that public stockholder elects to convert public shares in connection with a stockholder vote or (3) if that public stockholder sells shares to us in any tender offer in connection with a proposed business combination. In no other circumstances will a public stockholder have any right or interest of any kind to or in the trust account.

DIVIDEND POLICY

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends subsequent to the completion of our initial business combination will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of the offering, including pursuant to Rule 462(b) under the Securities Act, in which case we will effect a stock dividend immediately prior to the consummation of the offering in such amount as to maintain our insiders’ ownership at an aggregate of 20.0% of our issued and outstanding shares of our common stock upon the consummation of this offering (excluding ownership of the private units). Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

DILUTION

The difference between the public offering price per share (assuming no value is attributed to the warrants included in the units we are offering pursuant to this prospectus) and the pro forma net tangible book value per share after this offering constitutes the dilution to investors in this offering. Such calculation does not reflect any dilution associated with the sale and exercise of warrants, including the private warrants or $15 Exercise Price Sponsor Warrants, which would cause the actual dilution to the public stockholders to be higher, particularly where a cashless exercise is utilized. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of shares of common stock which may be converted into cash), by the number of outstanding shares of common stock. For the purposes of the dilution calculation, we have assumed the issuance of 0.1 of a share of common stock for each right outstanding, as such issuance will occur automatically upon a business combination without the payment of additional consideration. Accordingly, for the purposes of the dilution calculation, the number of shares included in the units offered hereby will be deemed to be 5,500,000 (or 6,325,000 if the underwriters exercise their over-allotment option in full), the price per share in this offering will be deemed to be $9.09 and the number of shares included in the private units will be deemed to be 198,000 (or 222,750 if the underwriters exercise their over-allotment option in full).

At December 31, 2014, our net tangible book value was $(53,807), or approximately $(.05) per share. After giving effect to the sale of 5,000,000 (or 5,750,000 if the underwriters exercise their over-allotment option in full) shares of common stock included in the units we are offering by this prospectus, and the deduction of underwriting discounts and estimated expenses of this offering, and the sale of the private units, $15 Exercise Price Sponsor Warrants and insider shares, and assuming the issuance of 500,000 (or 575,000 if the underwriters exercise their over-allotment option in full) shares of common stock for the outstanding rights, our pro forma net tangible book value at December 31, 2014 would have been $5,296,313 or $2.16 (or $1.94 if the underwriters exercise their over-allotment option in full) per share, representing an immediate increase in net tangible book value of $2.21 (or $1.98 if the underwriters exercise their over-allotment option in full) per share to our insiders and an immediate dilution of 76.2% (or 78.7% if the underwriters exercise their over-allotment option in full) per share or $6.93 (or $7.15 if the underwriters exercise their over-allotment option in full) to new investors not exercising their conversion rights. For purposes of presentation, our pro forma net tangible book value after this offering is $44,999,990 (or $52,499,990 if the underwriters exercise their over-allotment option in full) less than it otherwise would have been because if we effect our initial business combination, the conversion rights of the public stockholders (but not our insiders) may result in the conversion or tender of up to 4,499,999 (or 5,249,999 if the underwriters exercise their over-allotment option in full) shares sold in this offering.

The following table illustrates the dilution to our public stockholders on a per-share basis, assuming no value is attributed to the warrants included in the units or the $15 Exercise Price Sponsor Warrants.

	Without Over-Allotment	With Over-Allotment Option
Public offering price	$9.09	$9.09
Net tangible book value before this offering	$(0.05)	$(0.05)
Increase attributable to public stockholders and private investors
Pro forma net tangible book value after this offering and the sale of the private units and $15 Exercise Price Sponsor Warrants	2.21	1.99
Dilution to new investors	$6.93	$7.15
Percentage of dilution to new investors	76.2%	78.7%

The following table sets forth information with respect to our insiders and the new investors:

	Without Over-allotment						With Over-allotment
	Shares Purchased			Total Consideration			Shares Purchased			Total Consideration
	Number		Percentage	Amount	Percentage	Average Price per Share	Number		Percentage	Amount	Percentage	Average Price per Share
Insider shares	1,250,000	(1)	79.16%	$25,000	0.05%	0.02	1,437,500		18.0%	25,000	0.04%	$0.02
Private shares, including shares underlying private rights	198,000	(2)	2.85%	1,800,000	3.47%	9.09	222,750	(3)	2.79%	2,025,000	3.40%	$9.09
New investors	5,500,000	(4)	17.99%	50,000,000	96.48%	9.09	6,325,000	(5)	79.21%	57,500,000	96.56%	$9.09
	6,948,000		100.0%	51,825,000	100.0%		7,985,250			59,550,000	100.0%

_______________

(1)   Reflects the forfeiture of an aggregate of 187,500 insider shares and includes 287,500 shares issued to an entity controlled by our insiders in February 2015.

(2)   Represents 180,000 private shares underlying the private units issued simultaneously with the consummation of this offering and an additional 18,000 shares underlying the private rights.

(3)   Represents 202,500 private shares underlying the private units issued simultaneously with the consummation of this offering and an additional 20,250 shares underlying the private rights.

(4)   Includes an additional 500,000 public shares underlying the public rights.

(5)   Includes an additional 575,000 public shares underlying the public rights.

The pro forma net tangible book value per share after the offering and the sale of the private units and $15 Exercise Price Sponsor Warrants is calculated as follows:

	Without Over-Allotment		With Over-Allotment Option
Numerator
Net tangible book value before the offering	$(53,807)		$(53,807)
Net proceeds from this offering and private placement of private units and $15 Exercise Price Sponsor Warrants	50,350,000		57,850,000
Plus: Proceeds from sale of common stock to an entity controlled by its stockholders	10		29
Plus: Proceeds from sale of unit purchase option to underwriters	100		100
Less: Proceeds held in the trust account subject to conversion/tender	44,999,990		52,499,990
	$5,296,313	(1)	$5,296,332	(2)
Denominator
Shares of common stock outstanding prior to this offering	1,250,000	(2)	1,437,500
Shares of common stock to be sold in this offering	5,000,000		5,750,000
Shares of common stock underlying the rights to be sold in this offering	500,000		575,000
Shares of common stock to be sold in private placement	180,000		202,500
Shares of common stock underlying the rights to be sold in private placement	18,000		20,250
Less: Shares subject to conversion/tender	(4,499,999)		(5,249,999)
	2,448,001	(3)	2,735,251	(3)

_________________

(1)   Does not include the proceeds from the exercise of the unit purchase option available to the underwriters.

(2)   Reflects the forfeiture of an aggregate of 187,500 insider shares.

(3)   Does not include the units underlying the unit purchase option available to the underwriters.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2014 and as adjusted to give effect to the sale of our units offered by this prospectus and the private units and the application of the estimated net proceeds derived from the sale of such securities:

	December 31, 2014
	Actual	As Adjusted(1)

Notes payable to related parties(2)	$116,000	$116,000
Common stock, $.0001 par value; 0 and 4,499,999 shares which are subject to conversion/tender	—	44,999,990
Stockholders’ equity		—
Preferred stock, $.0001 par value, 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value, 15,000,000 shares authorized; 1,150,000 shares issued and outstanding, actual; 1,930,001 shares(3) issued and outstanding (excluding 4,499,999 shares subject to possible conversion/tender), as adjusted	115	193
Additional paid-in capital	24,885	6,824,827
Accumulated deficit	(78,807)	(78,807)
Total stockholders’ equity	(53,807)	6,746,213
Total capitalization	$62,193	$51,862,203

___________________

(1)   Includes the $1,800,000 in aggregate we will receive from the sale of the private units. Assumes the over-allotment option has not been exercised.

(2)   Notes payable to related party are promissory notes and advances issued in the aggregate amount of $116,000 to our insiders. The loans and advances are payable without interest no later than the date on which our initial business combination is consummated.

(3)   Assumes the over-allotment option has not been exercised and an aggregate of 187,500 insider shares have been forfeited by our insiders as a result thereof, and includes 287,500 shares to be issued to our insiders or their designees prior to the closing of this Offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

We were formed on October 8, 2014 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although we intend to focus on target businesses operating in the information technology consulting industry. We intend to utilize cash derived from the proceeds of this offering and the private placement of the private units, our securities, debt or a combination of cash, securities and debt, in effecting our initial business combination. The issuance of additional shares of common stock or preferred stock in our initial business combination:

•      may significantly dilute the equity interest of our investors in this offering who would not have pre-emption rights in respect of any such issuance;

•      may subordinate the rights of holders of shares of common stock if we issue shares of preferred stock with rights senior to those afforded to our shares of common stock;

•      will likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•      may adversely affect prevailing market prices for our securities.

Similarly, if we issue debt securities, it could result in:

•      default and foreclosure on our assets if our operating revenues after our initial business combination are insufficient to pay our debt obligations;

•      acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that required the maintenance of certain financial ratios or reserves and we breach any such covenant without a waiver or renegotiation of that covenant;

•      our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•      our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding; and

•      limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our proposed fundraising through an offering of our equity securities.

As indicated in the accompanying financial statements, at December 31, 2014, we had $10,787 in cash and a working capital deficiency of $128,807. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. Management’s plans to address this uncertainty through this offering are discussed above. Our plans to raise capital or to consummate our initial business combination may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.

Liquidity and Capital Resources

Our liquidity needs have been satisfied to date through receipt of $25,029 from the sale of the insider shares and loans and advances from our insiders and a related party in an aggregate amount of $116,000 that are more fully described below. Our expenses through the date of this prospectus have been approximately $108,000. We estimate that the net proceeds from (1) the sale of the units in this offering, after deducting offering expenses of approximately $316,000 and underwriting discounts and commissions of $1,500,000 (or $1,725,000 if the over-allotment option is exercised in full) and (2) the sale of the private units and $15 Exercise Price Sponsor Warrants for an aggregate purchase price of $2,166,000 (or $2,391,000 if the over-allotment option is exercised in full), will be $50,350,000 (or $57,850,000 if the over-allotment option is exercised in full). $50,000,000 (or $5,750,000 if the over-allotment option is exercised in full) will be held in the trust account. The remaining $350,000 will not be held in the trust account.

We intend to use substantially all of the net proceeds of this offering, including the funds held in the trust account, in connection with our initial business combination and to pay our expenses relating thereto, including a deferred underwriting commission payable to Chardan Capital Markets, LLC in an amount equal to 2.0% of the total gross proceeds raised in the offering upon consummation of our initial business combination. To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

We believe that, upon consummation of this offering, the $350,000 of net proceeds not held in the trust account, plus the $116,000 of loans from our insiders and the interest earned on the trust account balance (net of income, and other tax obligations) that may be released to us to fund our working capital requirements which we anticipate will be approximately $350,000, will be sufficient to allow us to operate for at least the next 24 months, assuming that a business combination is not consummated during that time. Over this time period, we will be using these funds for identifying and evaluating prospective business combination candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to consummate our initial business combination with and structuring, negotiating and consummating the business combination. We anticipate that we will incur approximately:

•      $150,000 of expenses for the search for target businesses and for the legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of our initial business combination;

•      $10,000 of expenses for the due diligence and investigation of a target business by our officers, directors and insiders;

•      $60,000 of expenses in legal and accounting fees relating to our SEC reporting obligations;

•      $240,000 for the payment of the administrative fee to Jensyn Integration Services, LLC (of $10,000 per month for up to 24 months), subject to deferral as described herein;

•      $70,000 for general working capital that will be used for miscellaneous expenses, liquidation obligations and reserves, including director and officer liability insurance premiums.

If our estimates of the costs of undertaking due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the trust account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to convert a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Related Party Transactions

As of December 31, 2014, our insiders and a related party had loaned or advanced an aggregate of $116,000 to us, on a non-interest bearing basis, for payment of offering expenses on our behalf. The loans and advances are payable without interest no later than the date on which our initial business combination is consummated.

We are obligated, commencing on the date of this prospectus, to pay Jensyn Integration Services, LLC, a company owned by our insiders, a monthly fee of $10,000 for general and administrative services. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination.

Our insiders (and/or their designees) have committed that they will purchase an aggregate of 180,000 private units at $10.00 per private unit and 732,000 $15 Exercise Price Sponsor Warrants at a price of $0.50 per warrant (for a total purchase price of $2,166,000) from us. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 202,500 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share of common stock sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, in order to finance transaction costs in connection with an intended initial business combination, our insiders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $200,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 22,000 shares of common stock if $200,000 of notes were so converted since the 20,000 rights included in the private units would result in the issuance of 2,000 shares of common stock upon the closing of our business combination, as well as 20,000 warrants to purchase 10,000 shares). If we do not complete a business combination, the $116,000 loans from our insiders, and any other outstanding loans from our insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside our trust account, if any. We believe the purchase price of these units will approximate the fair value of such units when issued. However, if it is determined that, at the time of issuance, the fair value of such units exceeds the purchase price, we would record compensation expense for the excess of the fair value of the units on the day of issuance over the purchase price in accordance with ASC 718 — Compensation — Stock Compensation.

Controls and Procedures

We are not currently required to maintain an effective system of internal control as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2016. As of the date of this prospectus, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal control; however, in connection with its audit of our financial statements for the period from October 8, 2014 (inception) to December 31, 2014, our independent registered public accounting firm identified certain errors that, in the aggregate, constitute a material weakness, including improper application of generally accepted accounting principles relating to accrual accounting, improper classification of items in the balance sheet and statement of cash flows, and absence of a formal independent review process over the financial closing and financial statement preparation. We have taken steps to remedy this material weakness, including engaging an independent consultant to assist with financial reporting and accounting matters and reassigning responsibilities among our management team. We expect to assess the internal control of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal control. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal control. Target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

•      staffing for financial, accounting and external reporting areas, including segregation of duties;

•      reconciliation of accounts;

•      proper recording of expenses and liabilities in the period to which they relate;

•      evidence of internal review and approval of accounting transactions;

•      documentation of processes, assumptions and conclusions underlying significant estimates; and

•      documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

When required by Section 404 and once our management’s report on internal control is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report. This independent registered public accounting firm may identify additional issues concerning a target business’s internal control while performing its audit of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering and the sale of the private units held in the trust account will be invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of December 31, 2014, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have conducted no operations to date.

JOBS Act

On September 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

PROPOSED BUSINESS

Introduction

We are a blank check company formed under the laws of the State of Delaware on October 8, 2014. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. To date, our efforts have been limited to organizational activities as well as activities related to this offering. Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although we intend to focus our search on target businesses operating in the information technology consulting industry and may consider opportunities in the staffing industry. We have not selected any target business for our initial business combination and we have not (nor has anyone on our behalf), directly or indirectly, engaged in any substantive discussions with a target business with respect to a business combination transaction with us.

We believe our management team is well positioned to take advantage of investment opportunities in the information technology consulting and staffing services sectors, and that our contacts and sources in this sector will allow us to generate attractive business combination opportunities. Our management team is led by Jeffrey J. Raymond, our President and Chief Executive Officer and a member of our board of directors, and Rebecca Irish, our Chief Financial Officer and Treasurer.

Our management has extensive experience in the information technology consulting industry as managers, principals, advisors or directors of companies operating in or providing services to the information technology consulting industry. They also have extensive experience in identifying, negotiating with and conducting due diligence on companies targeted for acquisition and consummating acquisitions in the information technology consulting industry. Prior to the consummation of our initial business combination, we intend to leverage the industry experience of our executive officers, including their extensive contacts, relationships and access to acquisition opportunities, by focusing our efforts on identifying a prospective target business or businesses operating in or providing services to the information technology consulting industry, although we will not be limited to the information technology consulting industry.

Subsequent to the consummation of our initial business combination, we believe that the strengths of our management team, particularly their extensive operations experience in the information technology consulting industry, will be valuable to any business in the information technology consulting industry with which we consummate our initial business combination, although the specific roles, if any, they may have following our initial business combination cannot be determined at this time.

Competitive Strengths

We believe our competitive strengths to be the following:

Status as a public company

We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for shares of our stock or for a combination of shares of our stock and cash, allowing us to tailor the consideration to the specific needs of the sellers. We believe target businesses might find this method a more certain and cost effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a business combination with us. Furthermore, once the business combination is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, that could prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with stockholders’ interests than it would have as a privately-held company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

While we believe that our status as a public company will make us an attractive business partner, some potential target businesses may view the inherent limitations in our status as a blank check company, such as our lack of an operating history and our requirements to seek stockholder approval of any proposed initial business combination and provide holders of public shares the opportunity to convert their shares into cash from the trust account, as a deterrent and may prefer to effect a business combination with a more established entity or with a private company.

Transaction flexibility

We offer a target business a variety of options such as providing the owners of a target business with shares in a public company and a public means to sell such shares, providing cash for stock, and providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to consummate our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, since we have no specific business combination under consideration, we have not taken any steps to secure third party financing and it may not be available to us.

Offering Structure

Unlike other blank check companies that sell units comprised of shares of common stock and warrants to purchase a full share of common stock in their initial public offerings, we are selling units comprised of shares of common stock, warrants to purchase one-half of one share of our common stock and rights automatically entitling the holder to receive one-tenth of a share of common stock upon consummation of our initial business combination. Our management believes that investors in similarly structured blank check offerings, and those likely to invest in this offering, have come to expect the units of such companies to include one share of common stock and another security which would allow the holders to acquire additional shares of common stock. Without the ability to acquire such additional shares of common stock, our management believes the investors would not be willing to purchase units in such companies’ initial public offerings. Accordingly, because the number of shares ordinarily issuable upon exercise of the warrants found in the typical structure of other blank check initial public offerings is lessened in our case (since such warrants most often entitle the holder to receive a full share of common stock as opposed to the one-tenth of a share the rights entitle a holder to receive and the one-half of one share of common stock that each warrantholder is entitled to purchase), although not completely eliminated, our management believes we will be viewed more favorably by potential target companies when determining which company to engage in a business combination with. However, our management may be incorrect in this belief.

Effecting Our Initial Business Combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following this offering. We intend to utilize cash derived from the proceeds of this offering and the private placement of private units, our capital stock, debt or a combination of these in effecting our initial business combination. Although substantially all of the net proceeds of this offering and the private placement of private units are intended to be applied generally toward effecting a business combination as described in this prospectus, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors in this offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. Our initial business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect simultaneous business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.

We Have Not Identified a Target Business

We have not selected any target business for our initial business combination and we have not (nor has anyone on our behalf), directly or indirectly, engaged in any substantive discussions with a target business with respect to a business combination transaction with us. As a result, we may not be able to locate a target business, and we may not be able to engage in a business combination with a target business on favorable terms or at all.

Sources of Target Businesses

While we have not yet identified any initial business combination candidates, we believe based on our management’s business knowledge and past experience that there are numerous business combination candidates. We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community.

Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition to our engagement of Chardan Capital Markets, LLC described elsewhere in this prospectus, we may engage professional firms or other individuals that specialize in business acquisitions or mergers in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. In no event, however, will our insiders or any of the members of our management team be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). We have no present intention to enter into a business combination with a target business that is affiliated with any of our officers, directors, director nominees or insiders. However, we are not restricted from entering into any such transactions and may do so if (1) such transaction is approved by a majority of our disinterested and independent directors (if we have any at that time) and (2) we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view. As of the date of this prospectus, there are no affiliated entities that we would consider as a business combination target.

Selection of a Target Business and Structuring of Our Initial Business Combination

Subject to our management team’s fiduciary duties and the limitation that one or more target businesses have an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination, as described below in more detail, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. Additionally, there is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination. We have not established any specific attributes or criteria (financial or otherwise) for prospective target businesses.

Accordingly, there is no basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete a business combination. To the extent we effect our initial business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. Although our management will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all significant risk factors. In evaluating a prospective target business, our management may consider a variety of factors, including one or more of the following:

•      financial condition and results of operation;

•      growth potential;

•      brand recognition and potential;

•      return on equity or invested capital;

•      market capitalization or enterprise value;

•      experience and skill of management and availability of additional personnel;

•      capital requirements;

•      competitive position;

•      barriers to entry;

•      stage of development of the products, processes or services;

•      existing distribution and potential for expansion;

•      degree of current or potential market acceptance of the products, processes or services;

•      proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•      impact of regulation on the business;

•      regulatory environment of the industry;

•      costs associated with effecting the business combination;

•      industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and

•      macro competitive dynamics in the industry within which the company competes.

These criteria are not intended to be exhaustive. Our management may not consider any of the above criteria in evaluating a prospective target business.

Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties.

The time and costs required to select and evaluate a target business and to structure and complete our initial business combination remain to be determined. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination.

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, our initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination, although we may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. We currently anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure a business combination where we merge directly with the target business or where we acquire less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise owns or acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, with respect to the satisfaction of such criteria. We will not be required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold. However, if we seek to consummate an initial business combination with an entity that is affiliated with any of our officers, directors or insiders and are therefore required to obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view, we may ask that banking firm to opine on whether the target business met the 80% fair market value test. Nevertheless, we are not required to do so and could determine not to do so without consent of our stockholders.

Lack of Business Diversification

We expect to complete only a single business combination, although this process may entail simultaneous business combinations with several operating businesses. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business operation. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating our initial business combination with only a single entity, our lack of diversification may:

•      subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination, and

•      result in our dependency upon the performance of a single operating business or the development or market acceptance of a single or limited number of products, processes or services.

If we determine to simultaneously consummate our initial business combination with several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With a business combination with several businesses, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations and the additional risks associated with the subsequent assimilation of the operations and services or products of the target companies in a single operating business.

Limited Ability to Evaluate the Target Business’ Management Team

Although we intend to scrutinize the management team of a prospective target business when evaluating the desirability of effecting our initial business combination, our assessment of the target business’ management team may not prove to be correct. In addition, the future management team may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following our initial business combination remains to be determined. While it is possible that some of our key personnel will remain associated in senior management or advisory positions with us following our initial business combination, it is unlikely that they will devote their full time efforts to our affairs subsequent to our initial business combination. Moreover, they would only be able to remain with the company after the consummation of our initial business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for them to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of our key personnel may influence their motivation in identifying and selecting a target business, their ability to remain with the company after the consummation of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, our officers and directors may not have significant experience or knowledge relating to the operations of the particular target business.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that any such additional managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Stockholder Approval of Business Combination

In connection with any proposed business combination, we will either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which public stockholders (but not our insiders, officers or directors) may seek to convert their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the trust account, or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and therefore avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, in each case subject to the limitations described herein. If we determine to engage in a tender offer, such tender offer will be structured so that each stockholder may tender all of his, her or its shares rather than some pro rata portion of his, her or its shares. The decision as to whether we will seek stockholder approval of a proposed business combination or will allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. Unlike other blank check companies which require stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and related conversions of public shares for cash upon consummation of such initial business combination even when a vote is not required by law, we will have the flexibility to avoid such stockholder vote and allow our stockholders to sell their shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act which regulate issuer tender offers. In that case, we will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules.

We will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination. As a result, if stockholders owning approximately 87.5% (or approximately 89.1% if the over-allotment option is exercised in full) or more of the shares of common stock sold in this offering exercise conversion rights, the business combination will not be consummated. However, the actual percentages will only be able to be determined once a target business is located and we can assess all of the assets and liabilities of the combined company (which would include the fee payable to Chardan Capital Markets, LLC in an amount equal to 2.0% of the total gross proceeds raised in the offering as described elsewhere in this prospectus, any out-of-pocket expenses incurred by our insiders, officers, directors or their affiliates in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations that have not been repaid at that time, as well as any other liabilities of ours and the liabilities of the target business) upon consummation of the proposed business combination, subject to the requirement that we must have at least $5,000,001 of net tangible assets upon closing of such business combination. As a result, the actual percentages of shares that can be converted may be significantly lower than our estimates. We chose our net tangible asset threshold of $5,000,001 to ensure that we would avoid being subject to Rule 419 promulgated under the Securities Act. However, if we seek to consummate an initial business combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the trust account upon consummation of such initial business combination, our net tangible asset threshold may limit our ability to consummate such initial business combination (as we may be required to have a lesser number of shares converted) and may force us to seek third party financing which may not be available on terms acceptable to us or at all. Alternatively, we may not be able to consummate a business combination unless the number of shares of common stock seeking conversion rights is significantly less than the 87.5% (or 89.1% if the over-allotment option is exercised in full) indicated above. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. Public shareholders may therefore have to wait 18 months from the closing of this offering (or 24 months from the closing of this offering if we have executed a letter of intent or definitive agreement for a business combination within 18 months from the closing of this offering but have not consummated the business combination with such 18-month period) in order to be able to receive a portion of the trust account.

Our insiders, officers and directors have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination, (2) not to convert any shares of common stock into the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to stockholders’ rights or pre-business combination activity or (3) not sell any shares of common stock in any tender in connection with a proposed initial business combination.

None of our officers, directors, director nominees, insiders or their affiliates has indicated any intention to purchase units or shares of common stock in this offering or from persons in the open market or in private transactions. However, if we hold a meeting to approve a proposed business combination and a significant number of stockholders vote, or indicate an intention to vote, against such proposed business combination, our officers, directors, insiders or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. Notwithstanding the foregoing, our officers, directors, insiders or their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Conversion Rights

At any meeting called to approve an initial business combination, any public stockholder, whether voting for or against such proposed business combination, will be entitled to demand that his or her shares of common stock be converted for a full pro rata portion of the amount then in the trust account (initially $10.00 per share), plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. Alternatively, we may provide our public stockholders with the opportunity to sell their shares of our common stock to us through a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers, or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the shares of common stock sold in this offering. Such a public stockholder would still be entitled to vote against a proposed business combination with respect to all shares of common stock owned by him or her, or his or her affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force us or our management to purchase their shares at a significant premium to the then current market price. By limiting a stockholder’s ability to convert no more than 20% of the shares of common stock sold in this offering, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

None of our insiders, officers or directors will have the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to stockholders’ rights or pre-business combination activity with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to this offering or purchased by them in this offering or in the aftermarket.

We may also require public stockholders who wish to convert, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such delivery requirements. Accordingly, a stockholder would have from the time the stockholder received our proxy statement through the vote on the business combination to deliver his or her shares if he or she wishes to seek to exercise his or her conversion rights. Under Delaware law and our bylaws, we are required to provide at least 10 days advance notice of any stockholder meeting, which would be the minimum amount of time a public stockholder would have to determine whether to exercise conversion rights.

There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether or not to pass this cost on to the holder. However, this fee would be incurred regardless of whether or not we require holders to deliver their shares prior to the vote on the business combination in order to exercise conversion rights. This is because a holder would need to deliver shares to exercise conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders to deliver their shares prior to the vote on the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, the company would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her conversion rights. After the business combination was approved, the company would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which he or she could monitor the price of the company’s stock in the market. If the price rose above the conversion price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the conversion rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “continuing” right surviving past the consummation of the business combination until the holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a holder’s election to convert his or her shares is irrevocable once the business combination is approved.

Any request to convert such shares once made, may be withdrawn at any time up to the vote on the proposed business combination. Furthermore, if a holder of a public share delivered his or her certificate in connection with an election of their conversion and subsequently decides prior to the vote on the proposed business combination not to elect to exercise such rights, he or she may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their conversion rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

Liquidation if No Business Combination

If we do not complete a business combination within 18 months from the closing of this offering (or 24 months from the closing of this offering if we have entered into a letter of intent or definitive agreement for a business combination within 18 months from the closing of this offering but the business combination has not been completed within such 18-month period), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the rights and warrants will expire, holders of rights and warrants will receive nothing upon a liquidation with respect to such rights and warrants, respectively, and the rights and warrants will be worthless.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our public shares as soon as reasonably possible following the 18th or 24th month from the closing of this offering and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage after this offering) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. The underwriters in this offering will execute such a waiver agreement. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant who cannot sign such an agreement due to regulatory restrictions, such as our auditors who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our insiders have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.00 per public share, except as to any claims by a third party who executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Our board of directors has evaluated our insiders’ financial net worth and believes they will be able to satisfy any indemnification obligations that may arise. However, our insiders may not be able to satisfy their indemnification obligations, as we have not required our insiders to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that they will be able to satisfy any indemnification obligations that arise. Moreover, our insiders will not be liable to our public stockholders and instead will only have liability to us. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.00 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, plus any remaining net assets (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their insider shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account and from the interest income on the balance of the trust account (net income and other tax obligations) that may be released to us to fund our working capital requirements. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.00.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Certificate of Incorporation

Our certificate of incorporation contains certain requirements and restrictions relating to this offering that will apply to us until the consummation of our initial business combination. If we hold a stockholder vote to amend any provisions of our certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a business combination), we will provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or to pay our franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. Our insiders have agreed to waive any conversion rights with respect to any insider shares, private units and any public shares they may hold in connection with any vote to amend our certificate of incorporation. Specifically, our certificate of incorporation provides, among other things, that:

•      prior to the consummation of our initial business combination, we shall either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which public stockholders may seek to convert their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the trust account, or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, in each case subject to the limitations described herein;

•      we will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination;

•      if our initial business combination is not consummated within 18 (or 24) months of the closing of this offering, then our existence will terminate and we will distribute all amounts in the trust account and any net assets remaining outside the trust account to all of our public holders of shares of common stock;

•      upon the consummation of this offering, $50,000,000, or $57,500,000 if the over-allotment option is exercised in full, shall be placed into the trust account;

•      we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

•      prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could complete a business combination with utilizing the net proceeds of this offering, our ability to compete in completing a business combination with certain sizable target businesses may be limited by our available financial resources.

The following also may not be viewed favorably by certain target businesses:

•      our obligation to seek stockholder approval of our initial business combination or engage in a tender offer may delay the completion of a transaction;

•      our obligation to convert shares of common stock held by our public stockholders may reduce the resources available to us for our initial business combination;

•      our outstanding rights, warrants and unit purchase options, and the potential future dilution they represent;

•      our obligation to ensure that if we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis (for instance, if the business combination would result in each share of common stock outstanding being exchanged for two shares of common stock, each right would result in the holder receiving two-tenths ( 2/10) of a share of common stock upon consummation of such business combination);

•      our obligation to pay the deferred underwriting commission to Chardan Capital Markets, LLC upon consummation of our initial business combination;

•      our obligation to either repay or issue private units upon conversion of up to $200,000 of working capital loans that may be made to us by our insiders, officers, directors or their affiliates;

•      our obligation to register the resale of the insider shares, as well as the private units (and underlying securities) and any shares issued to our insiders, officers, directors or their affiliates upon conversion of working capital loans; and

•      the impact on the target business’ assets as a result of unknown liabilities under the securities laws or otherwise depending on developments involving us prior to the consummation of a business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating our initial business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately-held entities having a similar business objective as ours in connection with an initial business combination with a target business with significant growth potential on favorable terms.

If we succeed in effecting our initial business combination, there will be, in all likelihood, intense competition from competitors of the target business. Subsequent to our initial business combination, we may not have the resources or ability to compete effectively.

Facilities

We currently maintain our principal executive offices at 800 West Main Street, Suite 204, Freehold, NJ 07728. The cost for this space is included in the $10,000 per-month fee (subject to deferral as described herein) payable to Jensyn Integration Services, LLC, a company controlled by our insiders, for office space, utilities and secretarial services. Our agreement with Jensyn Integration Services, LLC provides that commencing on the date that our securities are first listed on the Nasdaq Capital Market and until we consummate a business combination, such office space, as well as utilities and secretarial services, will be made available to us as may be required from time to time. We believe that the fee charged by Jensyn Integration Services, LLC is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once a suitable target business to consummate our initial business combination with has been located, management will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than had been spent prior to locating a suitable target business. We presently expect our executive officers to devote an average of approximately 10 hours per week to our business. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Periodic Reporting and Audited Financial Statements

We have registered our units, warrants, common stock and rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report will contain financial statements audited and reported on by our independent registered public accountants.

We will provide stockholders with audited financial statements of the prospective target business as part of any proxy solicitation materials or tender offer documents sent to stockholders to assist them in assessing the target business. These financial statements will need to be prepared in accordance with or reconciled to United States GAAP or IFRS. A particular target business identified by us as a potential business combination candidate may not have the necessary financial statements. To the extent that this requirement cannot be met, we may not be able to consummate our initial business combination with the proposed target business.

We may be required by the Sarbanes-Oxley Act to have our internal control procedures audited for the fiscal year ending December 31, 2016. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal control. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such initial business combination.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 10 years preceding the date of this prospectus.

Comparison to Offerings of Blank Check Companies Subject to Rule 419

The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriters will not exercise their over-allotment option. None of the provisions of Rule 419 apply to our offering.

	Terms of the Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds

Approximately $50,000,000 of the net offering proceeds and proceeds from the sale of the private units will be deposited into a trust account in the United States at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee.

$43,650,000 of the offering proceeds would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.

Investment of net proceeds

Approximately $50,000,000 of net offering proceeds and proceeds from the sale of the private units held in the trust account will be invested only in U.S. government treasury bills, bonds or notes with a maturity of 180 days or less or in money market funds meeting the applicable conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

Limitation on fair value or net assets of target business

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination.

The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.

Trading of securities issued

The units may commence trading on or promptly after the date of this prospectus. The common stock, warrants and rights comprising the units will begin to trade separately on the 90th day after the date of this prospectus unless Chardan Capital Markets, LLC informs us of its decision to allow earlier separate trading (based upon its assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular), provided we have filed with the SEC a Current Report on Form 8-K, which includes an audited balance sheet reflecting our receipt of the proceeds of this offering.

No trading of the units or the underlying common stock and warrants would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.

Exercise of the warrants	The warrants cannot be exercised until the later of 30 days after the completion of our initial business combination or 12 months from the closing of this offering.

The warrants could be exercised prior to the completion of a business combination, but securities received and cash paid in connection with the exercise would be deposited in the escrow or trust account.

Election to remain an investor

We will either (i) give our stockholders the opportunity to vote on the business combination or (ii) provide our public stockholders with the opportunity to sell their shares of our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes. If we hold a meeting to approve a proposed business combination, we will send each stockholder a proxy statement containing information required by the SEC. Alternatively, if we do not hold a meeting and instead conduct a tender offer, we will conduct such tender offer in accordance with the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as we would have included in a proxy statement. Under Delaware law and our bylaws, we must provide at least 10 days advance notice of any meeting of stockholders. Accordingly, this is the minimum amount of time we would need to provide holders to determine whether to exercise their rights to convert their shares into cash or to remain an investor in our company.

A prospectus containing information pertaining to the business combination required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a stockholder of the company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the stockholder. Unless a sufficient number of investors elect to remain investors, all funds on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.

Business combination deadline

Pursuant to our certificate of incorporation, if we are unable to complete our initial business combination within 18 months from the closing of this offering (or 24 months from the closing of this offering if the extension criteria described elsewhere is satisfied), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

If an acquisition has not been completed within 18 months after the effective date of the company’s registration statement, funds held in the trust or escrow account are returned to investors.

Interest earned on the funds in the trust account

There can be released to us, from time to time, any interest earned on the funds in the trust account (1) that we may need to pay our tax obligations, (2) any remaining interest that we need for our working capital requirements.

Interest on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination.

Release of funds

Except for (1) interest earned on the funds in the trust account that may be released to us to pay our tax obligations and (2) any remaining interest that we may need for our working capital requirements that may be released to us from the interest earned on the trust account balance, the proceeds held in the trust account will not be released until the earlier of the completion of our initial business combination and our liquidation upon failure to effect our initial business combination within the allotted time.

The proceeds held in the escrow account are not released until the earlier of the completion of a business combination or the failure to effect a business combination within the allotted time.

MANAGEMENT

Directors and Executive Officers

Our current directors, director nominees and executive officers are as follows:

Name	Age	Position
Jeffrey Raymond	57	President and Chief Executive Officer
Rebecca Irish	53	Chief Financial Officer and Treasurer
Philip Politziner	75	Director Nominee
Joseph Anastasio	69	Director Nominee

Jeffrey J. Raymond has served as our President and Chief Executive Officer since our inception in October 2014. Mr. Raymond, a Managing Partner of Jensyn Integration Services, LLC, has served as President of Pylon Management, Inc., a company providing consulting services to the staffing industry since 2001, and has served as Chief Executive Officer of Slate Professional Resources, a professional staffing company, as well as Culmin Staffing Group, a performance based staffing company, since 2010. In 2005, Mr. Raymond founded Accountabilities, Inc., which became a publicly traded staffing company in 2008. In addition, he serves as a consultant/advisor to Staffing 360 Solutions, Inc., a publicly traded staffing company.

Rebecca Irish has served as our Chief Financial Officer and Treasurer since our inception in October 2014. She is a Managing Partner of Jensyn Integration Services, LLC and has been a Managing Partner of RVR Consulting Group, a firm providing business advisory services to middle market companies, since 2009.Ms. Irish is also the co-founder and Managing Principal of Penta Mezzanine Fund, a private investment firm founded in 2011 which provides $2,000,000 to $10,000,000 customized growth capital solutions to profitable, lower-middle market companies nationwide. She served as the Chief Financial Officer of Arcadia Resources, Inc., a home healthcare and medical staffing company serving patients in four states, from January 2005 to May 2007. In 2001 she founded Beacon Respiratory Services, Inc., a home healthcare company which she sold to Arcadia Resources in January 2005. Prior thereto, she served as Chief Financial Officer of Rotech Medical Corporation, a public company engaged in providing home healthcare and primary physician services, which she assited in raising over $200,000,000 in subordinated debt and equity financing and completing more than 300 acquisitions during her seven year tenure. Ms. Irish is a certified public accountant and was employed by Ernst & Young for eight years before joining Rotech Medical Corporation, providing financial and systems consulting to international public corporations.

Philip Politziner has agreed to serve on our board of directors upon the closing of this offering. Mr. Politziner is a Senior Advisor at EisnerAmper LLP, an accounting firm with offices located in New York, New Jersey, Pennsylvania and California. He co-founded the accounting firm of Amper, Politziner & Mattia in 1965 and served in various capacities, including CEO, until its merger with Eisner LLP in 2010. In 2011, Mr. Politziner was named to the NJ Biz Hall of Fame in recognition of his contributions to the accounting profession and was named to the New Jersey Technology Council’s Hall of Fame as a Titan of Technology for his commitment to technology companies in the region.

Joseph Anastasio has agreed to serve on our board of directors upon the closing of this offering. Mr. Anastasio is the founding partner of Capco, a global business and technology consultancy dedicated solely to the financial services industry. Prior to joining Capco in 1999, Mr. Anastasio managed global operations for 33 years of several financial services firms. From 1993 to 1999, Mr. Anastasio was a Managing Director at JP Morgan Securities, Inc. where he established and managed Global Operations and regulatory functions. From January 1970 to June 1992, he served as Managing Director responsible for Global Operations and Core Operations at Salomon Brothers. In 1982, he founded and became the first President of the International Operations Associations. He is a past Board member of the National Securities Clearing Corp. and previously served on the New York Clearing House Securities Policy Committee and the New York Stock Exchange Operations Advisory Committee.

Special Advisors

We may seek guidance and advice from the following special advisors. We have no formal arrangement or agreement with these advisors to provide services to us and they have no obligation (fiduciary or otherwise) to present business opportunities to us. These special advisors will provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so. Nevertheless, we believe that with their respective business backgrounds and extensive contacts, these special advisors will be helpful to our search for a target business and our consummation of a business combination.

Joseph Raymond is a founder and Managing Partner of Jensyn Integration Services, LLC. Since 1998, he has been a Managing Partner of RVR Consulting Services which provides business advisory services to middle-market companies. In 2002, Mr. Raymond became the President and 50% owner of ASG, Inc., a $3.5 million construction staffing company that he was instrumental in converting within five years to a $150 million performance based staffing company with 30 offices. ASG, Inc. sold its business to ClearPoint Business Resources in 2007. In 1986, he founded Transworld Services Group, Inc., a strategic staffing company which grew to over $45 million in revenues and 4,000 employees in ten years. In 1996, Transworld Services Group, Inc. was sold to CoreStaff, Inc., a publicly traded company.

Peter Underwood is a founder, Managing Partner and Chief Technology Officer of Jensyn Integration Services, LLCand has over 20 years of software development experience in developing core java trading systems on Wall Street. He developed software the STIR (short term interest rates) and REPO desks at Warburg Dillon Reed. He was the former Senior Vice President, Director of Software Development for Wall Street Access where he developed complex options trading technologies which sold to E-Trade for over $1000 per account. As founder of Jensyn Integration Services, LLC, he grew a managed services division where he ran outsourced clearing technologies for various clearing firms on Wall Street. He was tapped as head architect in ABN AMRO and RBS acquisition (hardware reconciliation), Lord Abbett SMA workflow and Lord Abbett territory commission accounting. He was asked to perform an architectural analysis of T-Zero (a $30 million funded startup by JP Morgan to provide CDS Trading technology). Afterwards, he was asked to repair and run software development for T-Zero and Creditex (Credit Default Swap brokerage), which sold to ICE for $685 million. Further, he assisted in the formation of ICE Link which support ICE Clear Europe and ICE Trust US. One of the principal inventor’s of the nCino startup (www.ncino.com), Mr. Underwood continues to operate as a partner and shareholder for nCino, as well as the interim Chief Technology Officer of Live Oak Bank (principal owners).

Number and Terms of Office of Officers and Directors

Upon consummation of this offering, our board of directors will have [three] members, two of whom will be deemed “independent” under SEC and Nasdaq rules. Nasdaq’s listing standards require that we have at least three independent directors within one year of the listing of our securities on the Nasdaq Capital Market. Our board of directors will be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Jeffrey J. Raymond, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Joseph Anastasio, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Philip Politziner, will expire at our third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a chairman of the board, vice chairman of the board, chief executive officer, president, chief financial officer, vice president(s), secretary, treasurer and such other officers as may be determined by the board of directors.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Commencing on the date of this prospectus through the completion of our initial business combination with a target business, we will pay to Jensyn Integration Services, LLC, a company owned by our insiders, a fee of $10,000 per month for providing us with office space and certain office and secretarial services. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s fees, consulting fees and other similar fees, will be paid to our insiders or any of the members of our management team, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Capital Market we have at least three independent directors and that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Philip Poltiziner and Joseph Anastasio would each be considered an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Audit Committee

Effective as of the date of this prospectus, we will establish an audit committee of the board of directors, which will consist of Philip Politizer and Joseph Anastasio, each of whom is an independent director. Mr. Politziner will serve as chairman of the audit committee. Nasdaq’s listing standards will require us to have a third independent member of our audit committee within one year of the listing of our securities on the Nasdaq Capital Market. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•      reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•      discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•      discussing with management major risk assessment and risk management policies;

•      monitoring the independence of the independent auditor;

•      verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•      reviewing and approving all related-party transactions;

•      inquiring and discussing with management our compliance with applicable laws and regulations;

•      pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•      appointing or replacing the independent auditor;

•      determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•      establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•      approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Philip Politziner qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of the board of directors. The members of our Compensation Committee will be Messrs. Poltiziner and Anastasio. Mr. Politiziner will serve as chairman of the compensation committee. We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•      reviewing and approving on an annual basis the corporate goals and objectives relevant to our President and Chief Executive Officer’s compensation, evaluating our President and Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our President and Chief Executive Officer based on such evaluation;

•      reviewing and approving the compensation of all of our other executive officers;

•      reviewing our executive compensation policies and plans;

•      implementing and administering our incentive compensation equity-based remuneration plans;

•      assisting management in complying with our proxy statement and annual report disclosure requirements;

•      approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•      producing a report on executive compensation to be included in our annual proxy statement; and

•      reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or NASDAQ rules. In accordance with Rule 5605(e)(2) of the NASDAQ rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Messrs. Politziner and Anastasio. In accordance with Rule 5605(e)(1)(A) of the NASDAQ rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

We may not have a compensation committee in place prior to the completion of our initial business combination. Any executive compensation matters that arise prior to the time we have a compensation committee in place will be determined by our independent directors. None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

•      None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•      In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•      Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•      Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account that may be released to us as working capital.

•      The insider shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their insider shares or private units. Furthermore, our insiders (and/or their designees) have agreed that the private units will not be sold or transferred by them until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•      the corporation could financially undertake the opportunity;

•      the opportunity is within the corporation’s line of business; and

•      it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of the earlier of: (1) our consummation of an initial business combination and (2) 24 months from the date of this prospectus. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination.

The following table summarizes the current pre-existing fiduciary or contractual obligations of our officers, directors and director nominees:

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation
Jeffrey J. Raymond	Jensyn Integration Services, LLC Pylon Management, Inc. Slate Professional Resources Culmin Staffing Group	Management Consulting Consulting Temporary staffing services Temporary staffing services	Managing Partner President Chief Executive Officer Chief Executive Officer
Rebecca Irish	Jensyn Integration Services, LLC RVR Consulting Group Penta Mezzanine Fund	Management Consulting Business advisory services Private investment fund	Managing Partner Managing Partner Managing Principal
Philip Politziner	EisnerAmper L.L.P.	Accounting and audit services	Senior Advisor
Joseph Anastasio	Capco	Business and technology consulting services	Founding Partner/Co-Leader
Joseph Raymond	Jensyn Integration Services, LLC RVR Consulting Group	Management consulting Business advisory services	Managing Partner Managing Partner
Peter Underwood	Jensyn Integration Services, LLC	Management Consulting	Managing Partner

In order to minimize potential conflicts, or the appearance of conflicts, which may arise from the affiliations which certain of our officers and directors have with Jensyn Integration Services, LLC that may consider acquisition opportunities in the information technology consulting and staffing ectors, Jensyn Integration Services, LLC has granted us a “right of first refusal” with respect to any opportunity to acquire 50% or more of the outstanding voting securities of any company or business in the information technology consulting and staffing sectors whose fair market value is at least equal to 80% of the balance of the trust account (less the deferred underwriter’s fees and taxes payable) at such time, which is the minimum size of a target business for our initial business combination. Pursuant to this right of first refusal, we will be entitled to pursue any such potential transaction opportunity unless and until a majority of our independent directors has determined for any reason that we will not pursue such opportunity. If a majority of our independent directors determines that the company will not pursue such opportunity, we will release Jensyn Integration Services, LLC from this right of first refusal so that it can explore such opportunity. This right of first refusal will expire upon the earlier of: (1) our consummation of an initial business combination and (2) 24 months from the date of this prospectus.

Our insiders, officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their insider shares and private shares if we are unable to complete our initial business combination within the required time frame. If they purchase shares of common stock in this offering or in the open market, however, they would be entitled receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to convert such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or insiders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). Furthermore, in no event will our insiders or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Notwithstanding the foregoing, as set forth in our certificate of incorporation, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us as described elsewhere in this prospectus.

Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock, warrants and rights as of the date of this prospectus and upon completion of the sale of our shares of common stock, warrants and rights included in the units offered by this prospectus (assuming none of the individuals listed purchase units in this offering), by:

•      each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, warrants and rights;

•      each of our officers, directors and director nominees; and

•      all of our officers, directors and director nominees as a group.

Amounts shown in the “After Offering” column are calculated assuming no exercise of the over-allotment option and, therefore, the forfeiture of an aggregate of 187,500 shares of common stock held by our insiders. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock, warrants and rights beneficially owned by them.

	Prior to Offering			After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Common Stock		Approximate Percentage of Outstanding Shares of Common Stock	Amount and Nature of Beneficial Ownership of Common Stock(3)		Approximate Percentage of Outstanding Shares of Common Stock	Amount and Nature of Beneficial Ownership of Warrants		Approximate Percentage of Outstanding Warrants	Amount and Nature of Beneficial Ownership of Rights		Approximate Percentage of Outstanding Rights
Jensyn Capital, LLC	287,500		20%	439,720	(4)	6.8%	912,000		15.4%	180,000		3.5%
Jeffrey J. Raymond	575,000	(2)	40%	687,290	(5)	10.7%	912,000	(6)	15.4%	180,000	(7)	3.5%
Rebecca Irish	575,000	(2)	40%	687,290	(5)	10.7%	912,000	(6)	15.4%	180,000	(7)	3.5%
Joseph Raymond	575,000	(2)	40%	687,290	(5)	10.7%	912,000	(6)	15.4%	180,000	(7)	3.5%
Peter Underwood	575,000	(2)	40%	687,290	(5)	10.7%	912,000	(6)	15.4%	180,000	(7)	3.5%
Phlip Politziner	—		—	—		—	—		—	—		—
Joseph Anastasio	—		—	—		—	—		—	—		—
All directors, director nominees and executive officers as a group (6 individuals)	1,437,500		100%	1,430,000		22.2%	912,000	(6)	15.4%	180,000	(7)	3.5%

______________

(1)   Unless otherwise indicated, the business address of each of the individuals is 800 West Main Street, Suite 204, Freehold, NJ 07728.

(2)   Includes 287,500 shares of common stock owned by Jensyn Capital, LLC. Each of Jeffrey J. Raymond, Rebecca Irish, Joseph Raymond and Peter Underwood is a 25% owner and a managing member of Jensyn Capital, LLC and thus may be deemed to have voting and investment power with respect to such shares. Each of such individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(3)   Does not include beneficial ownership of any shares of common stock issuable to holders of outstanding rights and warrants as such shares are not issuable within 60 days of the date of this prospectus.

(4)   Includes the 180,000 shares of common stock underlying the private units to be purchased by Jensyn Capital, LLC simultaneously with the consummation of this offering. Assumes no exercise of the over-allotment option and the forfeiture of 27,780 shares held by Jensyn Capital, LLC.

(5)   Includes 439,720 shares of common stock owned by Jensyn Capital, LLC, including the 180,000 shares of common stock underlying the private units to be purchased by Jensyn Capital, LLC simultaneously with the consummation of this offering. Assumes no exercise of the over-allotment options and the forfeiture of 27,780 shares held by Jensyn Capital, LLC and the forfeiture of 39,930 shares held by each such individuals. Each of such individuals disclaims beneficial ownership of the shares held by Jensyn Capital, LLC except to the extent of his or her pecuniary interest therein.

(6)   Includes 180,000 warrants underlying the 180,000 private units and 732,000 $15 Exercise Price Sponsor Warrants to be purchased by Jensyn Capital, LLC simultaneous with the closing of this Offering. Each of such individuals disclaims beneficial ownership of such rights except to the extent of his or her pecuniary interest therein.

(7)   Represents 180,000 rights underlying private units to be purchased by Jensyn Capital, LLC simultaneously with the consummation of this offering. Each of such individuals disclaims beneficial ownership of such rights extent to the extent of his or her pecuniary interest therein.

Immediately after this offering, our insiders will beneficially own approximately 22.2% of the then issued and outstanding shares of common stock (assuming they do not purchase any units offered by this prospectus). None of our insiders, officers, directors and director nominees has indicated to us that it, he or she intends to purchase our units in the offering. Because of the ownership block held by our insiders, such individuals may be able to effectively exercise influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions other than approval of our initial business combination.

If the underwriters do not exercise all or a portion of the over-allotment option, an aggregate of up to 187,500 insider shares will be forfeited in amounts as determined amongst the holders of such insider shares and not proportional to their ownership percentages in our shares of common stock. Only a number of shares necessary to maintain our insiders’ collective 20.0% ownership interest (excluding the private units) in our shares of common stock after giving effect to the offering and the exercise, if any, of the underwriters’ over-allotment option will be forfeited.

All of the insider shares outstanding prior to the date of this prospectus will be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of our initial business combination and the date the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the insider shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. Up to 187,500 of the insider shares may also be released from escrow earlier than this date for cancellation if the over-allotment option is not exercised in full as described above.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (1) transfers among the insiders, to our officers, directors, advisors and employees, (2) transfers to an insider’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to us for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the insider shares. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, there will be no liquidation distribution with respect to the insider shares.

Our insiders (and/or their designees) have committed that they will purchase the private units and $15 Exercise Price Sponsor Warrants (for an aggregate purchase price of $2,166,000) from us in amounts as determined amongst the parties and not proportional to their ownership percentages in our shares of common stock. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 22,500 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The private units are identical to the units sold in this offering. However, the holders have agreed (A) to vote their insider shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable), unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or to pay our franchise and income taxes, divided by the number of then outstanding public shares, (C)  not to convert any shares (including the insider shares) into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the insider shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. Additionally, our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

The $15 Exercise Price Sponsor Warrants entitle the holder thereof to purchase one full share of our common stock at an exercise price of $15.00 per share. The $15 Exercise Price Sponsor Warrants will become exercisable on the same timing and with the same provisions as the public warrants and private warrants. However, the $15 Exercise Price Sponsor Warrants will not be exercisable on a “cashless basis” and they will expire seven years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. Additionally, our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the $15 Exercise Price Sponsor Warrants or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

In order to meet our working capital needs following the consummation of this offering, our insiders, officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $200,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 22,000 shares of common stock if $200,000 of notes were so converted since the 20,000 rights included in the private units would result in the issuance of 2,000 shares of common stock upon the closing of our business combination, as well as 20,000 warrants to purchase 10,000 shares). Our stockholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. If we do not complete a business combination, the $116,000 of loans and advances from our insiders and a related party, and any other outstanding loans from our insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside our trust account, if any.

Our executive officers and directors are deemed to be our “promoters,” as that term is defined under the federal securities laws.

CERTAIN TRANSACTIONS

In October 2014 and February 2015, we issued an aggregate of 1,437,500 shares of common stock to our insiders and Jensyn Capital, LLC, an entity controlled by our insiders, for $25,029 in cash, at a purchase price of approximately $0.02 per share, in connection with our organization, as follows:

	Number of Shares	Relationship to Us
Jeffrey J. Raymond	287,500	President and Chief Executive Officer and Director
Rebecca Irish	287,500	Chief Financial Officer
Joseph Raymond	287,500	Special Advisor
Peter Underwood	287,500	Special Advisor
Jensyn Capital, LLC	287,500	Entity controlled by our Insiders

If the underwriters do not exercise all or a portion of their over-allotment option, our insiders will forfeit up to an aggregate of 187,500 insider shares in proportion to the portion of the over-allotment option that was not exercised. If such shares are forfeited, we will record the forfeited shares as treasury stock and simultaneously retire the shares. Upon receipt, such forfeited shares would then be immediately cancelled which would result in the retirement of the treasury shares and a corresponding charge to additional paid-in capital.

If the underwriters determine the size of the offering should be increased (including pursuant to Rule 462(b) under the Securities Act) or decreased, a share dividend or a contribution back to capital, as applicable, would be effectuated in order to maintain our insiders’ ownership at a percentage of the number of shares of common stock to be sold in this offering. An increase in the size of the offering pursuant to Rule 462(b) under the Securities Act, could result in the per-share conversion or liquidation price decreasing by as much as $0.05. Alternatively, our insiders may purchase from us at a price of $10.00 per unit the number of private units that is necessary to maintain in the trust account an amount equal to $10.00 per share sold to the public in this offering.

Our insiders have committed that they (and/or their designees) will purchase, pursuant to written purchase agreements with us, 180,000 private units, 732,000 $15 Exercise Price Sponsor Warrants for a total purchase price of $2,166,000, from us. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 22,500 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The purchase price for the private units, including those that may be purchased if the over-allotment option is exercised, will be delivered to Continental Stock Transfer & Trust Company, who will also be acting as escrow agent in connection with the private sale of private units, at least 24 hours prior to the date of this prospectus to hold in a non-interest bearing account until we consummate this offering. Continental Stock Transfer & Trust Company will deposit the purchase price into the trust account simultaneously with the consummation of the offering or the over-allotment option, as the case may be. The private units are identical to the units sold in this offering. However, the holders have agreed (A) to vote their private shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable), unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us for our working capital requirements or to pay our franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the private shares) into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the private shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. Additionally, our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

The $15 Exercise Price Sponsor Warrants entitle the holder thereof to purchase one full share of our common stock at an exercise price of $15.00 per share. The $15 Exercise Price Sponsor Warrants will become exercisable on the same timing and with the same provisions as the public warrants and private warrants. However, the $15 Exercise Price Sponsor Warrants will not be exercisable on a “cashless basis” and they will expire seven years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. Additionally, our insiders (and/or their designees) have agreed not to transfer, assign or sell any of the $15 Exercise Price Sponsor Warrants or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

In order to meet our working capital needs following the consummation of this offering, our insiders, officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $200,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 22,000 shares of common stock if $200,000 of notes were so converted since the 20,0000 rights included in the private units would result in the issuance of 2,000 shares of common stock upon the closing of our business combination and 20,000 warrants to purchase 10,000 shares). Our stockholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. If we do not complete a business combination, the $116,000 of loans and advances from our insiders and a related party, and any other outstanding loans from our insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside our trust account, if any.

The holders of our insider shares issued and outstanding on the date of this prospectus, as well as the holders of the private units (and underlying securities) and any shares our insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units or shares issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

As of December 31, 2014, our insiders and a related party had loaned and advanced to us an aggregate of $116,000 to cover expenses related to this offering. The loans and advances are payable without interest no later than the date on which our initial business combination is consummated.

Jensyn Integration Services, LLC, a company owned by our insiders, has agreed that, commencing on the date of this prospectus through the earlier of our consummation of our initial business combination or our liquidation, it will make available to us certain general and administrative services, including office space, utilities and administrative support, as we may require from time to time. We have agreed to pay Jensyn Integration Services, LLC $10,000 per month for these services. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination. We believe that the fee charged by our sponsor is at least as favorable as we could have obtained from an unaffiliated person.

We have agreed to sell to Chardan Capital Markets, LLC (and/or its designees), for $100, an option to purchase up to a total of 500,000 units exercisable at $12.00 per unit (or an aggregate exercise price of $6,000,000) commencing on the later of the consummation of a business combination and six months from the date of this prospectus. Since the option is not exercisable at any time between the six month and fifth anniversary dates of the date of this Prospectus, until at the earliest the consummation of a business combination, and the rights will automatically result in the offering of shares of common stock upon consummation of a business combination, the option will effectively represent the right to purchase 550,000 shares of common stock (which includes the 50,000 shares of common stock issuable for the rights included in the units), and 500,000 warrants to purchase 250,000 full shares, for $6,000,000.

Other than the fees described above, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to our insiders or any of the members of our management team, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, board, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested independent directors, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our insiders, officers or directors unless we have obtained an opinion from an independent investment banking firm and the approval of a majority of our disinterested and independent directors (if we have any at that time) that the business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, in no event will our insiders, or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

DESCRIPTION OF SECURITIES

General

Our certificate of incorporation currently authorizes the issuance of 15,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this prospectus, 1,437,500 shares of common stock are outstanding, held by five stockholders of record. No shares of preferred stock are currently outstanding. The following description summarizes all of the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Units

Each unit has an offering price of $10.00 and consists of one share of common stock, one warrant and one right. Each right entities the holder thereof to receive one-tenth ( 1/10) of a share of common stock automatically on the consummation of an initial business combination and one warrant. Each warrant entitles the holder thereof to purchase one-half of one share of our common stock at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of our stock. This means that only an even number of warrants may be exercised at any given time by a warrantholder. For example, if a warrantholder holds one warrant to purchase one-half of one share of our common stock, such warrant shall not be exercisable. If a warrantholder holds two warrants, such warrants will be exercisable for one share of our common stock.

The common stock, rights and warrants comprising the units will begin separate trading on the 90th day after the date of this prospectus unless Chardan Capital Markets, LLC determines that an earlier date is acceptable (based upon, among other things, its assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular), subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the shares of common stock, rights and warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the component pieces. Holders will need to have their brokers contact our transfer agent in order to separate the units into shares of common stock, rights and warrants.

In no event will the common stock, rights and warrants be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet reflecting our receipt of the gross proceeds of this offering. We will file a Current Report on Form 8-K which includes this audited balance sheet upon the completion of this offering, which is anticipated to take place three business days after the date of this prospectus. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.

Common Stock

Our holders of record of our common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, our insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to this offering, including both the insider shares and the private shares, and any shares acquired in this offering or following this offering in the open market, in favor of the proposed business combination.

We will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our certificate of incorporation, if we do not consummate our initial business combination within 18 months from the closing of this offering (or 24 months from the closing of this offering if the extension criteria described elsewhere in this prospectus is met), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our insiders have agreed to waive their rights to share in any distribution with respect to their insider shares and private shares.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to sell their shares to us in any tender offer or have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote on the proposed business combination and the business combination is completed. If we hold a stockholder vote to amend any provisions of our certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a business combination), we will provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the trust account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

Preferred Stock

There are no shares of preferred stock outstanding. Our certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on our initial business combination. We may issue some or all of the preferred stock to effect our initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we reserve the right to do so in the future.

Warrants included as part of units

Each public and private warrant entitles the registered holder to purchase one-half of one share of our common stock at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of this offering or 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of common stock. The public and private warrants will expire five years after the date on which they first became exercisable, at 5:00 p.m., New York time, or earlier upon redemption or liquidation.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private warrants):

•      in whole and not in part;

•      at a price of $0.01 per warrant;

•      upon a minimum of 30 days’ prior written notice of redemption; and

•      if, and only if, the last sale price of our common stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

None of the private warrants will be redeemable by us so long as they are held by the initial purchasers of the private warrants or any of their permitted transferees.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, we have agreed to use our best efforts to register the shares of common stock that are issuable upon exercise of the public and private warrants under state blue sky laws, to the extent an exemption is not available. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public and private warrants has not been declared effective by the 60th business day following the closing of our initial business combination and during any period when we shall have failed to maintain an effective registration statement, public and private warrant holders may, until such time as there is an effective registration statement, exercise the public and private warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of to be issued to the warrant holder.

$15 Exercise Price Sponsor Warrants

Each $15 Exercise Price Sponsor Warrant entitles the registered holder to purchase one full share of our common stock at a price of $15.00 per full share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of this offering or 30 days after the completion of our initial business combination. The $15 Exercise Price Sponsor Warrants will expire seven years after the date on which they first became exercisable, at 5:00 p.m., New York time, or earlier upon redemption or liquidation.

None of the $15 Exercise Price Sponsor Warrants will be redeemable by us so long as they are held by the initial purchasers of the $15 Exercise Price Sponsor Warrants or any of their permitted transferees. In the event that the $15 Exercise Price Sponsor Warrants are not held by their initial purchasers or their permitted transferees, then such warrants will be redeemable by us on the same terms as the public and private warrants.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a $15 Exercise Price Sponsor Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the $15 Exercise Price Sponsor Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No $15 Exercise Price Sponsor Warrants will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a $15 Exercise Price Sponsor Warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a $15 Exercise Price Sponsor Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any $15 Exercise Price Sponsor Warrant.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the $15 Exercise Price Sponsor Warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the $15 Exercise Price Sponsor Warrants in accordance with the provisions of the warrant agreement. In addition, we have agreed to use our best efforts to register the shares of common stock that are issuable upon exercise of the $15 Exercise Price Sponsor Warrants under state blue sky laws, to the extent an exemption is not available. Holders of the $15 Exercise Price Sponsor Warrants who exercise their warrants will not be entitled to do so on a “cashless basis.”

The $15 Exercise Price Sponsor Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the $15 Exercise Price Sponsor Warrants. The warrant agreement provides that the terms of the $15 Exercise Price Sponsor Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision.

The $15 Exercise Price Sponsor Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of $15 Exercise Price Sponsor Warrants being exercised. The $15 Exercise Price Sponsor Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their $15 Exercise Price Sponsor Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the $15  Exercise Price Sponsor Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Rights

Each holder of a right will automatically receive one-tenth ( 1/10) of a share of common stock upon consummation of our initial business combination, even if the holder of such right converted all shares of common stock held by him, her or it in connection with the initial business combination or an amendment to our certificate of incorporation with respect to our pre-business combination activities. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional shares of common stock upon consummation of an initial business combination as the consideration related thereto has been included in the unit purchase price paid for by investors in this offering. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis. We will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded up to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Purchase Option

We have agreed to sell to Chardan Capital Markets, LLC an option to purchase up to a total of 500,000 units at $10.00 per unit. The units issuable upon exercise of this option are identical to those offered by this prospectus. Accordingly, after the business combination shares of the purchase option will be to purchase 550,000 shares of common stock, as the rights will result in the issuance of 50,000 additional shares, and 500,000 warrants to purchase 250,000 shares for the same aggregate purchase price. In no event will we be required to net cash settle the exercise of the purchase option or the warrants underlying the purchase option.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of the offering pursuant to Rule 462(b) under the Securities Act, in which case we will effect a stock dividend immediately prior to the consummation of the offering in such amount as to maintain the number of insider shares at 20.0% of our issued and outstanding shares of our common stock upon the consummation of this offering (not including the private units and assuming our insiders do not purchase units in this offering). Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers upon completion of this offering. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•      a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•      an affiliate of an interested stockholder; or

•      an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•      our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•      after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•      on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Staggered board of directors

Our certificate of incorporation provides that our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our chief executive officer or by our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately after this offering, we will have 6,430,000 shares of common stock outstanding, or 7,390,000 shares of common stock if the over-allotment option is exercised in full. Of these shares, the 5,000,000 shares of common stock sold in this offering, or 5,750,000 shares of common stock if the over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•      1% of the number of shares then outstanding, which will equal 64,300 shares of common stock immediately after this offering (or 73,900 shares of common stock if the over-allotment option is exercised in full); and

•      the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•      the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•      the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•      the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•      at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, it is likely that pursuant to Rule 144, our insiders will be able to sell their insider shares and private units freely without registration one year after we have completed our initial business combination assuming they are not an affiliate of ours at that time.

Registration Rights

The holders of our insider shares issued and outstanding on the date of this prospectus, as well as the holders of the private units and any shares our insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units or units issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that we consummate our initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

UNDERWRITING

We intend to offer our securities described in this prospectus through the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters, through their representative Chardan Capital Markets, LLC, have severally agreed to purchase from us on a firm commitment basis the following respective number of units at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Units
Chardan Capital Markets, LLC

Total	$5,000,000

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Listing of our Securities

We expect our units, common stock, warrants and rights to be quoted on Nasdaq under the symbols “JSYNU,” “JSYN,” “JSYNW” and “JSYNR,” respectively. We anticipate that our units will be listed on Nasdaq on or promptly after the effective date of the registration statement. Following the date the shares of our common stock, warrants and rights are eligible to trade separately, we anticipate that the shares of our common stock, warrants and rights will be listed separately and as a unit on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq or that they will continue to be listed on Nasdaq after this offering.

Pricing of this Offering

We have been advised by the representative that the underwriters propose to offer the units to the public at the offering price set forth on the cover page of this prospectus. They may allow some dealers concessions not in excess of $0.   per unit and the dealers may reallow a concession not in excess of $0.   per unit to other dealers.

Prior to this offering there has been no public market for our securities. The public offering price of the units was negotiated between us and the representative of the underwriters. Factors considered in determining the prices and terms of the units include:

•      the history of other similarly structured blank check companies;

•      prior offerings of those companies;

•      our prospects for consummating our initial business combination with an operating business at attractive values;

•      our capital structure;

•      securities exchange listing requirements;

•      market demand;

•      expected liquidity of our securities; and

•      general conditions of the securities markets at the time of the offering.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

Over-allotment Option

We have granted the underwriters an option to buy up to 750,000 additional units. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional units approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the representative of the underwriters of its over-allotment option.

	Per Unit		Without Over-allotment	With Over-allotment
Public offering price		$10.00	$50,000,000	$57,500,000
Discount(1)	$	..50	$2,500,000	$1,725,000
Proceeds before expenses(1)		$9.50	$48,500,000	$55,775,000

________________

(1)   Such amount includes $1,000,000, or $0.20 per unit, (or $1,150,000 if the underwriters’ over-allotment option is exercised in full) payable to the underwriters for deferred underwriting commissions.

(2)   The offering expenses are estimated at $316,000.

In addition to the underwriting discount, we have agreed to pay for the FINRA-related fees and expenses of the underwriters’ legal counsel and certain diligence and other fees, including reimbursement for background checks on our directors, director nominees and executive officers, which such fees and expenses are capped at an aggregate of $100,000.

No discounts or commissions will be paid on the sale of the private units.

Purchase Option

We have agreed to sell to Chardan Capital Markets, LLC (and/or its designees), for $100, an option to purchase up to a total of 500,000 units exercisable at $12.00 per unit (or an aggregate exercise price of $6,000,000) commencing on the later of the consummation of a business combination and six months from the date of this prospectus. Since the option is not exercisable until at the earliest the consummation of a business combination, and the rights will automatically result in the offering of shares of common stock upon consummation of a business combination, the option will effectively represent the right to purchase 800,000 shares of common stock (which includes the 50,000 shares of common stock issuable for the rights included in the units), and 500,000 warrants to purchase 250,000 full shares, for $2,875,000. We estimate that the fair value of this unit purchase option is approximately $1,340,000 (or approximately $2.68 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option is estimated as of the date of grant using the following assumptions: (1) unit price of $10.00 in this offering; (2) exercise price of $12.00 per unit; (3) expected volatility of 35%; (3) risk-free interest rate of 1.50%; (4) expected life of five years and (5) expected dividend yield of 0%. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement of which this prospectus forms a part. The option and the 500,000 units, as well as the 550,000 shares of common stock and 500 warrants, and 250,000 shares underlying such warrants, that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of this prospectus except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which this prospectus forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below its exercise price.

Warrant Solicitation Fee

We have agreed to pay Chardan Capital Markets, LLC a warrant solicitation fee of five percent (5%) of the exercise price of each public warrant exercised during the period commencing twelve months after the closing of our initial business combination other than warrants exercised during the 30 day period following notice of a proposed redemption.

Regulatory Restrictions on Purchase of Securities

Rules of the SEC may limit the ability of the underwriters to bid for or purchase our units before the distribution of the units is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•      Stabilizing Transactions. The underwriters may make bids or purchases solely for the purpose of preventing or retarding a decline in the price of our units, as long as stabilizing bids do not exceed the offering price of $10.00 and the underwriters comply with all other applicable rules.

•      Over-Allotments and Syndicate Coverage Transactions. The underwriters may create a short position in our units by selling more of our units than are set forth on the cover page of this prospectus up to the amount of the over-allotment option. This is known as a covered short position. The underwriters may also create a short position in our units by selling more of our units than are set forth on the cover page of this prospectus and the units allowed by the over-allotment option. This is known as a naked short position. If the underwriters create a short position during the offering, the representative may engage in syndicate covering transactions by purchasing our units in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option. Determining what method to use in reducing the short position depends on how the units trade in the aftermarket following the offering. If the unit price drops following the offering, the short position is usually covered with shares purchased by the underwriters in the aftermarket. However, the underwriters may cover a short position by exercising the over-allotment option even if the unit price drops following the offering. If the unit price rises after the offering, then the over-allotment option is used to cover the short position. If the short position is more than the over-allotment option, the naked short must be covered by purchases in the aftermarket, which could be at prices above the offering price.

•      Penalty Bids. The representative may reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Stabilization and syndicate covering transactions may cause the price of our securities to be higher than they would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the prices of our securities if it discourages resales of our securities.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may occur on Nasdaq, in the over-the-counter market or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Terms

Except as set forth above, we are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, and have no present intent to do so. However, any of the underwriters may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If any underwriter provides services to us after this offering, we may pay the underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with the underwriter and no fees for such services will be paid to the underwriter prior to the date which is 90 days after the date of this prospectus, unless FINRA determines that such payment would not be deemed underwriter’s compensation in connection with this offering.

Indemnification

We have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in this respect.

Resale Restrictions

We intend to distribute our securities in the Province of Ontario, Canada (the “Canadian Offering Jurisdiction”) by way of a private placement and exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in such Canadian Offering Jurisdiction. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian resale restrictions in some circumstances may apply to resales of interests made outside of Canada. Canadian purchasers are advised to seek legal advice prior to any resale of our securities. We may never be a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which our securities will be offered and there currently is no public market for any of the securities in Canada, and one may never develop. Canadian investors are advised that we have no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the securities to the public in any province or territory in Canada.

Representations of Purchasers

A Canadian purchaser will be required to represent to us and the dealer from whom the purchase confirmation is received that:

•      the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•      where required by law, that the purchaser is purchasing as principal and not as agent;

•      the purchaser has reviewed the text above under Resale Restrictions; and

•      the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Collection of Personal Information

If a Canadian purchaser is resident in or otherwise subject to the securities laws of the Province of Ontario, the Purchaser authorizes the indirect collection of personal information pertaining to the Canadian purchaser by the Ontario Securities Commission (the “OSC”) and each Canadian purchaser will be required to acknowledge and agree that the Canadian purchaser has been notified by us (i) of the delivery to the OSC of personal information pertaining to the Canadian purchaser, including, without limitation, the full name, residential address and telephone number of the Canadian purchaser, the number and type of securities purchased and the total purchase price paid in respect of the securities, (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation, (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (iv) that the title, business address and business telephone number of the public official in Ontario who can answer questions about the OSC’s indirect collection of the information is the Administrative Assistant to the Director of Corporate Finance, the Ontario Securities Commission, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone: (416) 593-8086, Facsimile: (416) 593-8252

LEGAL MATTERS

Giordano, Halleran & Ciesla, P.C., Red Bank New Jersey, is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus. In connection with this offering, Loeb & Loeb LLP is acting as counsel to the underwriters.

EXPERTS

The financial statements as of December 31, 2014 and for the period from October 8, 2014 (inception) to December 31, 2014 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of CohnReznick LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the units we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our shares, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Jensyn Acquisition Corp.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jensyn Acquisition Corp.

We have audited the accompanying balance sheet of Jensyn Acquisition Corp. as of December 31, 2014, and the related statements of operations, changes in stockholders’ deficiency, and cash flows for the period from October 8, 2014 (inception) to December 31, 2014. Jensyn Acquisition Corp.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jensyn Acquisition Corp. at December 31, 2014, and the results of its operations and its cash flows for the period from October 8, 2014 (inception) to December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a stockholders’ deficiency and plans to incur significant costs in pursuit of its financing and acquisition plans. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP
Roseland, New Jersey
March 13, 2015

Jensyn Acquisition Corp.
Balance Sheet
As of December 31, 2014

ASSETS
Cash and total current assets	$10,787
Deferred offering costs associated with proposed public offering	75,000
Total Assets	$85,787

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accrued expenses and formation costs	$23,594
Notes and advances payable - related parties	116,000
Total liabilities	139,594

Commitments and contingencies
Stockholders Deficiency:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding	—
Common stock, $0.0001 par value; 15,000,000 shares authorized, 1,150,000 shares issued and outstanding	115
Additional paid-in capital	24,885
Accumulated deficit	(78,807)
Total Stockholders’ Deficiency	(53,807)
Total Liabilities and Stockholders’ Deficiency	$85,787

See accompanying notes to financial statements

Jensyn Acquisition Corp.
Statement of Operations
For the period from October 8, 2014 (inception) to December 31, 2014

Professional fees and net loss	$(78,807)

Weighted average common shares outstanding – basic and diluted	1,150,000

Net loss per common share – basic and diluted	$(0.07)

See accompanying notes to financial statements

Jensyn Acquisition Corp.
Statement of Changes in Stockholders’ Deficiency
For the period from October 8, 2014 (inception) to December 31, 2014

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficiency
Beginning Balance	—		—	—	—
Sale of Common Stock	1,150,000	$115	$24,885		$25,000
Net Loss				$(78,807)	(78,807)
Ending Balance	1,150,000	$115	$24,885	$(78,807)	$(53,807)

See accompanying notes to financial statements

Jensyn Acquisition Corp.
Statement of Cash Flows
For the period from October 8, 2014 (inception) to December 31, 2014

Cash flows from operating activities:
Net loss	$(78,807)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash expenses	55,000
Changes in accrued expenses and formation costs	23,594
Net cash used in operating activities	(213)
Cash flows from financing activities:
Proceeds from advances - related party	1,000
Proceeds from note payable - stockholder	10,000
Net cash provided by financing activities	11,000
Increase in cash	10,787
Cash at beginning of period	—
Cash at end of period	$10,787

Non-cash financing transactions:
Issuance of common stock for expenses	$25,000
Expenses paid by related party and owed to stockholders	105,000
Deferred offering costs	(75,000)
Non-cash expenses	$55,000

See accompanying notes to financial statements

Jensyn Acquisition Corp.

Notes to Financial Statements

Note 1 — Organization, Going Concern Consideration, and Significant Accounting Policies

Jensyn Acquisition Corp. (the “Company”) was incorporated in Delaware on October 8, 2014 as a “blank check” company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more operating businesses (a “Business Combination”).

At December 31, 2014, the Company had not yet commenced any meaningful operations. All activity through December 31, 2014 relates to the Company’s formation and the Offering described below. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to commence meaningful operations is contingent upon obtaining adequate financial resources through an Offering of up to 5,000,000 Units (or 5,750,000 units if the underwriters’ over-allotment option is exercised in full) (“Units”) which is discussed in Note 2 (“the Offering”). In October 2014, the Company’s stockholders (the “Insider Shareholders”) purchased an aggregate of 1,150,000 shares of common stock, for an aggregate purchase price of $25,000, or approximately $0.02 per share (the Insider Shareholders’ ownership of the Company is herein referred to as the “Insider Shares”). In addition, the Insider Shareholders (and/or their designees) have committed to purchase an aggregate of 180,000 units, or “Private Units,” at $10.00 per unit and 732,000 warrants, or “$15 Exercise Price Sponsor Warrants” at $0.50 per warrant (for a total purchase price of $2,166,000). These purchases will take place on a private placement basis simultaneously with the consummation of this Offering. The Insider Shareholders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from the Company at a price of $10.00 per unit the number of Private Units (up to a maximum of 202,500 Private Units) that is necessary to maintain in the trust account, as described below, an amount equal to approximately $10.00 per share of common stock sold to the public in the Offering. These additional Private Units will be purchased in a private placement that will occur simultaneously with the purchase of Units resulting from the exercise of the over-allotment option.

Upon the closing of the Offering, management has agreed that at least approximately $10.00 per Unit sold in the Offering, including the proceeds of the private placement of the Private Units will be held in a reputable bank or trust company (“Trust Account”) until the earlier of (i) the consummation of the Company’s initial Business Combination and (ii) the Company’s failure to consummate a Business Combination within the prescribed time. After deducting the Offering expenses, the remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as for any amounts that are necessary to pay the Company’s tax obligations.

In connection with any proposed Business Combination, the Company will either (1) seek stockholder approval of the business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholder approval of its proposed business combination or allow stockholders to sell their shares to it in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval. Unlike other blank check companies which require stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and related conversions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, the Company will have the flexibility to avoid such stockholder vote and allow its stockholders to sell their shares pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”). In that case, the Company will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules. Notwithstanding the foregoing, there will be a mechanism to prevent a stockholder who acquired public shares in the Offering (“Public Stockholders”) from voting, or seeking conversion for more than 20% of the shares sold in the Offering. The Insider Shareholders shall not be entitled to seek conversion (or sell any shares they hold to us in a tender offer in connection with a proposed initial business combination) with respect to any Insider Shares nor with respect to any shares of common stock purchased by them in the Offering or in the aftermarket.

Jensyn Acquisition Corp.

Notes to Financial Statements

Note 1 — Organization, Going Concern Consideration, and Significant Accounting Policies (Cont.)

If the Company is unable to complete its initial Business Combination within 18 months from the date of the Offering (or 24 months from the date of the Offering if the Company has executed a definitive agreement for a Business Combination within 18 months from the date of the Offering but has not completed such Business Combination within the 18-month period), the Company will liquidate and dissolve and distribute its assets in the Trust Account to the Public Stockholders. In such case, each Public Stockholder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay any of its taxes. The holders of Insider Shares and Private Units will not participate in any redemption distribution with respect to their Insider Shares and Private Units, including the common stock included in the Private Units.

If the Company is unable to conclude its initial Business Combination and expends all of the net proceeds of the Offering not deposited in the Trust Account, without taking into account any interest earned on the Trust Account, the Company expects that the per-share redemption price for common stock will be approximately $10.00. The placement of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors and service providers engaged and prospective target businesses the Company negotiate with execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Company’s Public Stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with the Company, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Public Stockholders. Therefore, the actual per-share redemption price may be less than approximately $10.00.

Going Concern Consideration

At December 31, 2014, the Company had $10,787 in cash and a working capital deficiency of $128,807. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through the Offering as discussed in Note 2. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Loss per Share

Loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. All shares outstanding have been issued since inception. As of December 31, 2014, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Non-Cash Transactions

Prior to the incorporation of the Company, the stockholders funded a related company amounts sufficient to pay the initial expenses of the Company. Those transactions are summarized and the sources and uses of cash described on the Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of

Jensyn Acquisition Corp.

Notes to Financial Statements

Note 1 — Organization, Going Concern Consideration, and Significant Accounting Policies (Cont.)

assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of December 31, 2014 or during the period from October 8, 2014 (inception) through December 31, 2014. At December 31, 2014, there are no uncertain tax positions.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 2 — The Offering

The proposed public offering (the “Offering”) calls for the Company to offer for public sale up to 5,000,000 Units at a proposed offering price of $10.00 per Unit. Each Unit has a price of $10.00 and consists of one share of common stock, one right to receive one-tenth (1/10) of a share of common stock automatically on the consummation of a Business Combination, and one warrant. Each warrant entitles the holder thereof to purchase one-half of one share of common stock at a price of $11.50 per full share, subject to certain adjustments. The warrants will become exercisable on the later of 30 days after the completion of the Business Combination and 12 months from closing of the Offering, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. The Company has also granted Chardan Capital Markets, LLC, the representative of the underwriters (the “Representative”), a 45-day option to purchase up to 750,000 Units (over and above the 5,000,000 Units referred to above) solely to cover over-allotments, if any.

If the Company is unable to consummate a Business Combination within 18 months from the closing of this Offering, or 24 months from the closing of this Offering if the Company has entered into a letter of intent or definitive agreement with a target business for a business combination within 18 months from the closing of this offering and such business combination has not yet been consummated within such 18-month period, it will redeem 100% of the shares held by Public Stockholders using the funds in the Trust Account described above. In such event, the rights and warrants held by Public Stockholders will expire and be worthless.

There is presently no public market for Company’s Units, shares of common stock, warrants or rights. The Company intends to apply to have its Units listed on the Nasdaq Capital Market upon consummation of the Offering. The Company cannot guarantee that its securities will be approved for listing on the Nasdaq Capital Market.

Note 3 — Deferred Offering Costs

Deferred offering costs consist of underwriting costs incurred through the balance sheet date that are directly related to the Offering and that will be charged to stockholders’ equity upon the receipt of the capital raised. Should the Offering prove to be unsuccessful, these deferred costs as well as additional costs to be incurred will be charged to operations.

Jensyn Acquisition Corp.

Notes to Financial Statements

Note 4 — Notes and Advances Payable to Related Parties

The Company issued unsecured promissory notes to the four principals and only stockholders for amounts lent or to be lent to the Company up to $75,000 each. The notes are non-interest bearing and payable no later than the date of the consummation of an initial Business Combination. It is not practicable to disclose the fair value of the Notes because they are with related parties. A total of $115,000 was outstanding to the four stockholders, $28,750 each, as of December 31, 2014. The Company also owed $1,000 advanced by an affiliated company owned by the same stockholders.

Note 5 — Income Taxes

The Company’s net deferred tax assets are as follows as of December 31, 2014:
Net operating loss carry forwards	$30,735
Total deferred tax assets	30,735
Less: Valuation allowance	(30,735)
Net deferred tax asset	$—

The Company has a net operating loss of approximately $79,000 that expires in 2034. The ultimate realization of the related deferred tax asset is dependent upon future taxable income, if any, of the Company and may be limited in any one period by alternative minimum tax rules. Although management believes that the Company will have sufficient future taxable income to absorb the net operating loss carryovers before the expiration of the carryover period, there may be circumstances beyond the Company’s control that limit such utilization. Accordingly, management has determined that a full valuation allowance of the deferred tax asset is appropriate at December 31, 2014.

Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% stockholders (stockholders owning 5% or more of the Company’s outstanding capital stock) has increased on a cumulative basis by more than 50 percentage points within a period of two years. Management cannot control the ownership changes occurring as a result of public trading of the Company’s common stock. Accordingly, there is a risk of an ownership change beyond the control of the Company that could trigger a limitation of the use of the loss carryover.

The Company established a valuation allowance of $30,735 as of December 31, 2014, which fully offset the deferred tax asset of $30,735.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the period from October 8, 2014 (inception) through December 31, 2014 is as follows:

Tax benefit at federal statutory rate	(34.0)%
State income tax, net of federal	(5.0)%
Increase in valuation allowance	39.0%
Effective income tax rate	—%

Note 6 — Commitments

The Company will pay the underwriters in the Offering an underwriting discount of 5.0% of the gross proceeds of the Offering, 3% of which shall be payable at the time of the closing of the Offering and 2% of which shall be placed in the Trust Account and released to the underwriters only after the consummation of an initial business combination. At the time of closing of the Offering, the Company will also issue a unit purchase option (“UPO”), for $100, to the Representative or its designees to purchase that aggregate number of Units as would be equal to 10% of the total number of Units sold in the Offering, excluding any Units sold pursuant to the over-allotment option. The UPO will be exercisable at any time, in whole or in part, during the period commencing on the later of the first anniversary of the effective date of the Offering registration statement and the closing of Business Combination and terminating on the fifth anniversary of the effective date of the Offering registration statement at a price per Unit equal to 120% of the Offering price of the Unit.

In October 2014, Insider Shareholders purchased an aggregate of 1,150,000 Insider Shares. The Insider Shares are identical to the shares of common stock included in the units being sold in this Offering. However, the Insider Shareholders have agreed (A) to vote their Insider Shares and any public shares acquired in or after this Offering in favor of any proposed Business Combination, (B) not to propose, or vote in favor of, an amendment to the Certificate of Incorporation that would affect the

Jensyn Acquisition Corp.

Notes to Financial Statements

Note 6 — Commitments (Cont.)

substance or timing of Company’s obligation to redeem 100% of its shares held by Public Stockholders if the Company does not complete the initial Business Combination within 18 months from the closing of the Offering (or 24 months, as applicable), unless it provides Public Stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the Insider Shares) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve the proposed initial Business Combination or a vote to amend the provisions of the Certificate of Incorporation relating to the substance or timing of Company’s obligation to redeem 100% of its shares held by Public Shareholders if the Company does not complete the initial business combination within 18 months from the closing of this Offering (or 24 months, as applicable) and (D) that the Insider Shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the Trust Account if a Business Combination is not consummated. Additionally, the Insider Shareholders have agreed not to transfer, assign or sell any of the Insider Shares (except to certain permitted transferees) until, with respect to 50% of the Insider Shares, the earlier of six months after the date of the consummation of the initial Business Combination and the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination and, with respect to the remaining 50% of the Insider Shares, six months after the date of the consummation of the initial Business Combination.

The Insider Shareholders (and/or their designees) have committed to purchase an aggregate of 180,000 Private Units, at $10.00 per unit and 732,000 $15 Exercise Price Sponsor Warrants at a price of $0.50 per warrant (for a total purchase price of $2,166,000). These purchases will take place on a private placement basis simultaneously with the consummation of the Offering. The Insider Shareholders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from the Company at a price of $10.00 per unit the number of Private Units (up to a maximum of 202,500 Private Units) that is necessary to maintain in the Trust Account an amount equal to approximately $10.00 per share of common stock sold to the public in the Offering. These additional Private Units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The Private Units are identical to the Units sold in this offering. However, the holders of Private Units have agreed (A) to vote their common shares included in the Private Units and any public shares acquired in or after this Offering in favor of any proposed Business Combination, (B) not to propose, or vote in favor of, an amendment to Company’s Certificate of Incorporation that would affect the substance or timing of Company’s obligation to redeem 100% of its shares held by Public Stockholders if the Company does not complete the initial Business Combination within 18 months from the closing of this Offering (or 24 months, as applicable), unless the Company provides its Public Stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the common shares in the Private Units) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve the proposed initial Business Combination or a vote to amend the provisions of Company’s Certificate of Incorporation relating to the substance or timing of Company’s obligation to redeem 100% of its shares held by Public Stockholders if the Company does not complete its initial Business Combination within 18 months from the closing of this Offering (or 24 months, as applicable) and (D) that the common shares included in the Private Units shall not be entitled to be redeemed for a pro rata portion of the funds held in the Trust Account if a Business Combination is not consummated. Additionally, Insider Shareholders (and/or their designees) have agreed not to transfer, assign or sell any of the Private Units or underlying securities (except to the same permitted transferees as the Insider Shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the Insider Shares must agree to) until the completion of the initial Business Combination.

The Company has entered into an agreement with an entity owned by the Company’s Insider Shareholders for office space, utilities and secretarial services. This agreement provides that commencing on the date that the Company's securities are first listed on the Nasdaq Capital Market and until the Company consummates a Business Combination, such office space, as well as utilities and secretarial services, will be made available to the Company as may be required by the Company from time to time. The Company has agreed to pay an aggregate of $10,000 per month for such services.

Jensyn Acquisition Corp.

Notes to Financial Statements

Note 7 — Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2014, there are no shares of preferred stock issued or outstanding.

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2014, 1,150,000 shares of common stock were issued and outstanding. These shares were issued by the Company to Insider Shareholders for an aggregate purchase price of $25,000, or approximately $0.02 per share. The Company plans to issue an additional 287,500 shares of common stock at a purchase price $0.0001 per share to the Insider Shareholders prior to the closing of the Offering.

Note 8 — Subsequent Events

In January 2015, the Company received an additional $20,000 advance from a related party which was used to fund further offering related expenses of the Company. In January 2015, the Company bound its Directors and Officers Liability Policy with a deposit of $5,660 and has agreed to a premium financing obligation of $16,875 at 5.1% interest, payable monthly in nine equal installments of $1,915 beginning on February 5, 2015.

In February 2015, the Company sold 287,500 shares of common stock at a purchase price equal to par value ($0.0001) to an entity controlled by its stockholders.

Management has evaluated subsequent events to determine if events or transactions occurring through March 13, 2015, the date these financial statements were available to be issued, require potential adjustment to or disclosure in the financial statements and has concluded that, except as disclosed, no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

$50,000,000

Jensyn Acquisition Corp.

5,000,000 Units

PROSPECTUS

Sole Book-Running Manager

Chardan Capital Markets, LLC

  , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

Trustees fee	$3,500
SEC Registration fees	7,734
FINRA filing fee	10,484
Accounting fees and expenses	30,000
Nasdaq listing fees	50,000
Printing and engraving expenses	45,000
Legal fees and expenses	150,000
Miscellaneous(1)	19,282
Total	$316,000

______________

(1)   This amount represents additional expenses that may be incurred by the Company in connection with the offering and over and above those specifically listed above, including liability insurance, distribution and mailing costs.

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation, will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our certificate of incorporation will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws, which we intend to adopt immediately prior to the closing of this offering, include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnity agreements with each of our officers and directors a form of which is filed as Exhibit 10.6 to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

(a) During the past three years, we sold the following shares of common stock without registration under the Securities Act:

Name	Number of Shares
Jeffrey J. Raymond	287,500
Rebecca Irish	287,500
Joseph Raymond	287,500
Peter Underwood	287,500
Jensyn Capital, LLC	287,500

Of such shares, 1,150,000 shares were issued in October 2014 and 287,500 shares were issued in February 2015 in connection with our organization pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited investors. The shares issued to the stockholders identified above were sold for an aggregate offering price of $25,029 at an average purchase price of approximately $0.02 per share.

In addition, the Company’s insiders (and/or their designees) have committed to purchase an aggregate of 180,000 private units and 732,000 $15 Exercise Price Sponsor Warrants from us on a private placement basis simultaneously with the consummation of this offering, for an aggregate purchase price of $2,166,000. These purchases will take place on a private placement basis simultaneously with the consummation of our initial public offering. Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 22,500 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share sold to the public in this offering. These purchases will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for the purpose of determining any liability under the Securities Act of 1933 in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Freehold, State of New Jersey, on the 13th day of March, 2015.

JENSYN ACQUISITION CORP.

By:	/s/ Jeffrey Raymond
Jeffrey Raymond
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey J. Raymond and Rebecca Irish to be his true and lawful attorney-in-fact and agents for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey Raymond	President and Chief Executive Officer and	March 13, 2015
Jeffrey Raymond	Director

/s/ Rebecca Irish	Chief Financial Officer and Treasurer	March 13, 2015
Rebecca Irish	(Principal Financial Accounting Officer) and Director

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation.
3.2*	Form of Amended and Restated Certificate of Incorporation.
3.3	Bylaws.
4.1*	Specimen Unit Certificate.
4.2*	Specimen Common Stock Certificate.
4.3*	Specimen Right Certificate.
4.4*	Specimen Warrant Certificate.
4.5*	Form of Warrant Agreement by and between [Continental Stock Transfer & Trust Company] and the Registrant.
4.6*	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC
4.7*	Form of Rights Agreement.
5.1*	Opinion of Giordano, Halleran & Ciesla, P.C.
10.1	Form of Promissory Note, dated as of October 8, 2014, issued to Insiders.
10.2*	Form of Letter Agreement among the Registrant and the Registrant’s Officers and Directors.
10.3*	Form of Investment Management Trust Agreement by and between Continental Stock Transfer & Trust Company and the Registrant.
10.4*	Form of Stock Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company, and the Initial Stockholders.
10.5*	Form of Registration Rights Agreement by and between the Registrant and Initial Stockholders.
10.7*	Form of Indemnity Agreement.
10.8	Administrative Services Agreement, dated as of December 1, 2014, by and between the Registrant and Jensyn Integration Services, LLC.
10.9*	Form of Private Units Purchase Agreement between the Registrant and Jensyn Capital, LLC
10.10*	Form of $15 Exercise Price Sponsor Warrants Purchase Agreement between the Registrant and Jensyn Capital, LLC.
10.11*	Form of Right of First Refusal and Corporate Opportunities Agreement.
14*	Form of Code of Ethics.
23.1*	Consent of CohnReznick LLP
23.2*	Consent of Giordano, Halleran & Ciesla, P.C. (included on Exhibit 5.1).
24	Power of Attorney (included on signature page of this Registration Statement).
99.1*	Form of Audit Committee Charter.
99.2*	Form of Compensation Committee Charter.
99.3*	Consent of Philip Politziner
99.4*	Consent of Joseph Anastasio

*      To be filed by amendment.